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Consolidated Financial Statements
In Accordance with U.S. Generally Accepted Accounting Principles
(expressed in U.S. dollars)

Biovail Corporation

December 31, 2004

MANAGEMENT REPORT

        The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles ("GAAP"). In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

        The consolidated financial statements and information contained in the Management's Discussion and Analysis ("MD&A") necessarily includes amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate considerations to materiality. In addition, in preparing the financial information management must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

        The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company's policies for doing business. This system is supported by written policies and procedures for key business activities; the hiring of qualified, competent staff; and by a continuous planning and monitoring program.

        Ernst & Young LLP has been engaged by the Company's shareholders to audit the consolidated financial statements. During the course of their audit, Ernst & Young LLP reviewed the Company's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements. However, Ernst & Young LLP was not engaged to audit the Company's internal controls over financial reporting.

        The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee. The members of the Audit Committee are outside Directors. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Ernst & Young LLP has full and free access to the Audit Committee.

        Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.

DOUGLAS J. P. SQUIRES Chief Executive Officer	CHARLES A. ROWLAND, JR. Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Biovail Corporation

        We have audited the consolidated balance sheets of Biovail Corporation at December 31, 2004 and 2003 and the consolidated statements of income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with United States generally accepted accounting principles.

        On March 8, 2005, we reported separately to the shareholders of Biovail Corporation on the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
March 8, 2005	Chartered Accountants

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	At December 31
	2004	2003
ASSETS
Current
Cash and cash equivalents	$34,324	$133,261
Marketable securities	5,016	—
Accounts receivable	148,762	179,374
Inventories	110,154	84,058
Deposits and prepaid expenses	16,395	15,759

	314,651	412,452

Long-term investments	68,046	113,546
Property, plant and equipment, net	186,556	173,804
Goodwill	100,294	100,814
Intangible assets, net	978,073	1,049,475
Other assets, net	63,440	72,683

	$1,711,060	$1,922,774

LIABILITIES
Current
Accounts payable	$41,120	$67,932
Accrued liabilities	82,917	105,201
Minority interest	—	679
Income taxes payable	24,594	24,175
Deferred revenue	8,141	5,765
Current portion of long-term obligations	33,465	58,816

	190,237	262,568

Deferred revenue	16,525	14,500
Deferred leasehold inducements	4,914	—
Long-term obligations	445,471	764,111

	657,147	1,041,179

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 159,383,402 and 158,796,978 issued and outstanding at December 31, 2004 and 2003, respectively	1,457,065	1,448,353
Stock options outstanding	1,450	2,290
Deficit	(446,684)	(607,678)
Accumulated other comprehensive income	42,082	38,630

	1,053,913	881,595

	$1,711,060	$1,922,774

Commitments and contingencies (notes 2, 3, 24 and 25)

On behalf of the Board:

EUGENE N. MELNYK	MICHAEL VAN EVERY
Chairman of the Board	Director

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years ended December 31
	2004	2003	2002
REVENUE
Product sales	$841,446	$632,898	$645,986
Research and development	20,452	14,239	28,425
Co-promotion, royalty and licensing	24,645	176,585	113,614

	886,543	823,722	788,025

EXPENSES
Cost of goods sold	228,278	139,456	164,706
Research and development	70,493	86,570	52,150
Selling, general and administrative	257,407	242,771	166,397
Amortization	64,976	140,895	71,499
Write-down of assets, net of gain on disposal	40,685	45,081	31,944
Acquired research and development	8,640	124,720	167,745
Extinguishment of royalty obligation	—	61,348	—
Settlements	—	(34,055)	—

	670,479	806,786	654,441

Operating income	216,064	16,936	133,584
Interest income	1,034	7,165	3,608
Interest expense	(40,104)	(40,421)	(32,005)
Foreign exchange gain (loss)	(564)	(14,007)	700
Equity loss	(4,179)	(1,010)	—
Other income (expense)	(2,307)	72	3,408

Income (loss) before provision for (recovery of) income taxes	169,944	(31,265)	109,295
Provision for (recovery of) income taxes	8,950	(4,000)	21,500

Net income (loss)	$160,994	$(27,265)	$87,795

Earnings (loss) per share
Basic	$1.01	$(0.17)	$0.58
Diluted	$1.01	$(0.17)	$0.55

Weighted average number of common shares outstanding (000s)
Basic	159,115	158,516	151,960
Diluted	159,258	158,516	160,463

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Common shares
	Shares (000s)	Amount	Stock options outstanding	Executive Stock Purchase Plan loans	Warrants outstanding	Deficit	Accumulated other comprehensive income (loss)	Total
Balance, January 1, 2002	157,496	$1,407,507	$5,067	$(9,988)	$6,221	$(280,004)	$(2,729)	$1,126,074
Issued on the exercise of stock options	2,197	21,506	(2,210)	—	—	—	—	19,296
Issued under Employee Stock Purchase Plan	17	463	—	—	—	—	—	463
Cancelled under stock repurchase program	(12,872)	(114,896)	—	—	—	(388,204)	—	(503,100)
Issued on exercise of warrants	11,282	119,044	—	—	(6,221)	—	—	112,823
Stock-based compensation	—	—	1,999	—	—	—	—	1,999

	158,120	1,433,624	4,856	(9,988)	—	(668,208)	(2,729)	757,555

Net income	—	—	—	—	—	87,795	—	87,795
Other comprehensive income
Foreign currency translation adjustment	—	—	—	—	—	—	336	336

Other comprehensive income	—	—	—	—	—	—	336	336

Comprehensive income								88,131

Balance, December 31, 2002	158,120	1,433,624	4,856	(9,988)	—	(580,413)	(2,393)	845,686

Issued on the exercise of stock options	663	14,247	(2,650)	—	—	—	—	11,597
Issued under Employee Stock Purchase Plan	14	482	—	—	—	—	—	482
Stock-based compensation	—	—	84	—	—	—	—	84
Repayment of Executive Stock Purchase Plan loans	—	—	—	9,988	—	—	—	9,988

	158,797	1,448,353	2,290	—	—	(580,413)	(2,393)	867,837

Net loss	—	—	—	—	—	(27,265)	—	(27,265)
Other comprehensive income
Foreign currency translation adjustment	—	—	—	—	—	—	20,233	20,233
Unrealized holding gains on available-for-sale investments	—	—	—	—	—	—	20,790	20,790

Other comprehensive income	—	—	—	—	—	—	41,023	41,023

Comprehensive income								13,758

Balance, December 31, 2003	158,797	1,448,353	2,290	—	—	(607,678)	38,630	881,595

Issued on the exercise of stock options	561	8,279	(700)	—	—	—	—	7,579
Issued under Employee Stock Purchase Plan	25	433	—	—	—	—	—	433
Cancellation of employee stock options	—	—	(140)	—	—	—	—	(140)

	159,383	1,457,065	1,450	—	—	(607,678)	38,630	889,467

Net income	—	—	—	—	—	160,994	—	160,994
Other comprehensive income
Foreign currency translation adjustment	—	—	—	—	—	—	10,470	10,470
Unrealized holding losses on available-for-sale investments	—	—	—	—	—	—	(7,018)	(7,018)

Other comprehensive income	—	—	—	—	—	—	3,452	3,452

Comprehensive income								164,446

Balance, December 31, 2004	159,383	$1,457,065	$1,450	$—	$—	$(446,684)	$42,082	$1,053,913

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Years ended December 31
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$160,994	$(27,265)	$87,795
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization	88,307	157,317	82,368
Amortization and write-down of deferred financing costs	4,322	2,975	2,267
Amortization of discounts on long-term obligations	3,218	6,562	5,329
Write-down of assets	42,156	45,081	31,944
Gain on disposal of intangible assets	(1,471)	—	—
Acquired research and development	8,640	124,720	167,745
Equity loss	4,179	1,010	—
Receipt of leasehold inducements	5,232	—	—
Stock-based compensation	—	84	1,999
Other	1,688	4,799	(3,408)
Changes in operating assets and liabilities	(40,175)	(33,304)	(41,935)

Net cash provided by operating activities	277,090	281,979	334,104

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(28,029)	(36,923)	(61,382)
Acquisitions of businesses, net of cash acquired	(9,319)	(25,741)	(240,581)
Purchases of marketable securities	(5,038)	—	—
Acquisitions of long-term investments	(2,877)	(4,555)	(85,119)
Proceeds on disposal of intangible assets	3,000	10,000	—
Acquisitions of intangible assets	—	(242,298)	(375,385)
Advance of loan receivable	—	(40,000)	(30,000)
Repayment of loan receivable	—	61,071	—

Net cash used in investing activities	(42,263)	(278,446)	(792,467)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances (repayments) under revolving term credit facility, including financing costs	(282,550)	169,800	107,895
Repayments of other long-term obligations	(66,288)	(119,344)	(41,980)
Issuance of common shares, net of issue costs	8,012	12,079	19,615
Proceeds on termination of interest rate swaps	6,300	—	—
Repayment of Executive Stock Purchase Plan loans	—	9,988	—
Repurchase of common shares	—	—	(503,100)
Issuance of Senior Subordinated Notes, net of financing costs	—	—	384,280
Proceeds from exercise of warrants	—	—	112,823

Net cash provided by (used in) financing activities	(334,526)	72,523	79,533

Effect of exchange rate changes on cash and cash equivalents	762	1,125	19

Net increase (decrease) in cash and cash equivalents	(98,937)	77,181	(378,811)
Cash and cash equivalents, beginning of year	133,261	56,080	434,891

Cash and cash equivalents, end of year	$34,324	$133,261	$56,080

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with U.S. generally accepted accounting principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

December 31, 2004

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail Corporation ("Biovail" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. The Company is primarily engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced oral drug delivery technologies. The Company's main therapeutic areas of focus are cardiovascular (including Type II diabetes), central nervous system and pain management. The Company's common shares trade on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") under the symbol BVF.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. generally accepted accounting principles ("GAAP"), applied on a consistent basis. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are separately made available to all shareholders and filed with necessary regulatory authorities.

  Principles of consolidation

  The consolidated financial statements include the accounts of the Company and those of all its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

  Use of estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Under certain agreements, management relies on estimates and assumptions made by the Company's third-party licensees. Significant estimates made by management include allowances for accounts receivable and inventories, provisions for product returns, rebates and chargebacks, the useful lives of long-lived assets, the expected future cash flows used in evaluating long-lived assets and investments for impairment, the realizability of deferred tax assets, and the allocation of the purchase price of acquired assets and businesses. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's financial position and results of operations could be materially impacted.

  Fair value of financial instruments

  Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The estimated fair values of cash equivalents, marketable securities, accounts receivable, accounts payable, accrued liabilities and income taxes payable approximate their carrying values due to their short maturity periods. The fair values of marketable securities, long-term investments, long-term obligations and derivative financial instruments are based on quoted market prices, if available, or estimated discounted future cash flows.

  Cash and cash equivalents

  Cash and cash equivalents include highly liquid investments with original maturities of 90 days or less when purchased.

  Marketable securities

  Marketable securities comprise investment-grade debt securities with original maturities greater than 90 days when purchased and are accounted for as being available-for-sale. These securities are reported at fair value with all unrealized gains and losses recognized in comprehensive income or loss. Realized gains and losses on the sale of these securities are recognized in net income or loss. The amortization of acquisition premiums or discounts is recorded as a deduction from or addition to interest income earned on these securities.

  Accounts receivable

  The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses based on the aging of accounts receivable, historical bad debts experience and changes in customer payment patterns.

  Inventories

  Inventories comprise raw materials, work in process and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labour and an allocation of overheads. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. Allowances are maintained for slow-moving inventories based on the remaining shelf life of and estimated time required to sell such inventories. Obsolete inventory and rejected product are written off to cost of goods sold.

  Long-term investments

  Long-term investments with readily determinable market values, where the Company does not have the ability to exercise significant influence, are accounted for as being available-for-sale. These investments are reported at fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income or loss. Unrealized losses on these investments that are considered to be other-than-temporary are recognized in net income or loss.

  Long-term investments without readily determinable market values, where the Company does not have the ability to exercise significant influence, are accounted for using the cost method. Declines in the fair value of these investments below their cost basis that are considered to be other-than-temporary are recognized in net income or loss.

  A long-term investment over which the Company has the ability to exercise significant influence is accounted for using the equity method. The Company's share of the losses of this investee is recognized in net income or loss.

  On an ongoing basis, the Company evaluates its long-term investments to determine if a decline in fair value is other-than-temporary. Factors that the Company considers include general market conditions, the duration and extent to which the fair value of an investment is below its cost basis and the Company's ability and intent to hold the investment.

  Property, plant and equipment

  Property, plant and equipment are reported at cost, less accumulated depreciation. Cost includes interest costs attributable to major capital projects prior to the related assets becoming available for productive use. Depreciation is calculated using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Buildings	25 years
Machinery and equipment	5-10 years
Other equipment	3-10 years
Leasehold improvements	Lesser of term of lease or 10 years

  Goodwill

  Goodwill represents the excess of the purchase price of acquired businesses over the fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment by comparing the fair value of the reporting unit to which the goodwill relates to the carrying value of the reporting unit. The Company tests goodwill for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the fair value of the reporting unit may be below its carrying value.

  Intangible assets

  Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price. Intangible assets with finite lives are amortized over their estimated useful lives. The Company does not have any indefinite-lived intangible assets. Intangible assets are reported at cost, less accumulated amortization. Amortization is generally calculated using the straight-line method based on the following estimated useful lives:

Trademarks	20 years
Product rights	8-20 years
Technology	15 years

  Impairment of long-lived assets

  The Company tests long-lived assets, which include property, plant and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. This evaluation is performed by comparing the carrying amounts of these assets to the related estimated undiscounted future cash flows expected to be derived from these assets. If these cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows.

  The Company's evaluation of long-lived assets is based on management's assessment of potential indicators of impairment, such as damage or obsolescence, plans to discontinue use or restructure, and poor financial performance compared with original plans. While there were no significant indications of impairment at December 31, 2004, the Company is currently reviewing its strategic approach to commercializing its products in the United States. The outcome of this review is not presently determinable, but it could result in a write-down in the carrying values of certain of the Company's long-lived assets.

  Deferred financing costs

  Deferred financing costs are reported at cost, less accumulated amortization. Amortization is calculated using the straight-line method over the term of the related long-term obligations. Amortization expense related to deferred financing costs is included in interest expense.

  Deferred compensation plan

  The Company maintains a deferred compensation plan to provide certain employees with the opportunity to supplement their retirement income through the deferral of pre-tax income. The assets of this plan are placed in trust, and are recorded in other assets with a corresponding liability recorded in long-term obligations. The terms of the trust agreement state that the assets of the trust are available to satisfy the claims of general creditors of the Company in the event of bankruptcy, thereby qualifying this trust as a rabbi trust for U.S. income tax purposes. Changes in the value of the assets held by this trust, and a corresponding charge or credit to compensation expense (to reflect the fair value of the amount owed to the participants), are recognized in net income or loss.

  Derivative financial instruments

  The Company manages its exposure to interest rate risks through the use of derivative financial instruments that are designated as a fair value hedge of an identified portion of a recognized long-term obligation. The Company does not utilize derivative financial instruments for trading or speculative purposes. The Company accounts for derivative financial instruments as either assets or liabilities at fair value. For a derivative financial instrument that is designated and qualifies as a highly effective fair value hedge, the derivative financial instrument is marked-to-market with the gain or loss on the derivative financial instrument and the respective offsetting loss or gain on the underlying hedged item recognized in net income or loss. Net receipts or payments relating to the derivative financial instruments are recorded as an adjustment to interest expense.

  Deferred leasehold inducements

  Leasehold inducements comprise free rent and leasehold improvement incentives. Leasehold inducements are deferred and amortized to reduce rental expense on a straight-line basis over the term of the related lease.

  Foreign currency translation

  The financial statements of the Company's operations having a functional currency other than U.S. dollars are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date for asset and liability accounts and at the average rate of exchange for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is recorded as a component of accumulated other comprehensive income or loss in shareholders' equity. Foreign currency gains and losses related to the remeasurement of the Company's Irish operation into its U.S. dollar functional currency are recognized in net income or loss.

  Foreign currency exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are recognized in net income or loss.

  Revenue recognition

  Revenue is deemed to be realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the customer is fixed or determinable, and collectibility is reasonably assured. Management evaluates revenue arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting. A delivered item is considered a separate unit of accounting if the following separation criteria are met: (i) the delivered item has standalone value to the customer; (ii) the fair value of any undelivered items can be reliably determined; and (iii) the delivery of undelivered items is probable and substantially in the Company's control. The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

  Product sales

  Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

  Revenue from product sales is recognized net of provisions for estimated discounts and allowances, returns, rebates and chargebacks. In connection with these provisions related to sales of products manufactured by the Company for distribution by third-party licensees, the Company relies on estimates and assumptions made by these licensees. The Company offers discounts for prompt payment and other incentive allowances to customers. Provisions for these discounts and allowances are estimated based on contractual sales terms with customers and historical payment experience. The Company allows customers to return product within a specified period of time before and after its expiration date. Provisions for these returns are estimated based on historical return and exchange levels, and third-party data with respect to inventory levels in the Company's distribution channels. The Company is subject to rebates and chargebacks on sales made under governmental and managed care pricing programs. Provisions for these rebates and chargebacks are estimated based on historical experience, contractual sales terms with wholesalers and indirect customers, and relevant statutes with respect to governmental pricing programs.

  Research and development

  Research and development revenue attributable to the performance of contract services is recognized as the services are performed, in accordance with the terms of the specific development contracts. On long-term research and development collaborations, revenue is recognized on a proportionate basis relative to the total level of effort necessary to meet all regulatory and developmental requirements. Costs and profit margin related to these collaborations that are in excess of amounts billed are recorded in accounts receivable, and amounts billed related to these collaborations that are in excess of costs and profit margin are recorded in deferred revenue. Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the term of the related collaboration.

  Co-promotion

  Co-promotion revenue is recognized based on the terms of the specific co-promotion contracts, and is generally determined based on a percentage of the net sales of the co-promoted products. Sales and marketing costs related to co-promotion revenue are recorded in selling, general and administrative expenses. The Company did not earn any co-promotion revenue in 2004.

  Royalty and licensing

  Royalty revenue is recognized based on the terms of the specific licensing contracts, and when the Company has no future obligations with respect to the royalty fee. Royalty revenue is recognized net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee. Licensing revenue is deferred and recognized on a systematic basis over the licensing period.

  Shipping and handling costs

  Shipping and handling costs comprising freight-out are included in cost of goods sold. The Company does not charge customers for shipping and handling costs.

  Research and development expenses

  Costs related to proprietary research and development programs are expensed as incurred. Milestone payments made to third parties in connection with research and development collaborations are expensed as incurred prior to the receipt of regulatory approval. Milestone payments made to third parties after regulatory approval is received are capitalized and amortized over the estimated useful lives of the related products.

  Costs associated with revenue generated from research and development collaborations, and with providing contract research services are included in research and development expenses and were $12,956,000, $9,503,000 and $11,570,000 in 2004, 2003 and 2002, respectively.

  Acquired research and development expense

  The costs of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are expensed as acquired research and development at the time of acquisition. The amount allocated to acquired research and development is determined by identifying those specific in-process research and development projects that the Company intends to continue, and for which: (i) technological feasibility had not been established at the date of acquisition; and (ii) there was no alternative future use.

  The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of these projects, clinical-trial testing, regulatory approval and commercialization. The principal risks relating to these projects include the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained. The completion of these projects may require significant amounts of future time and effort, as well as additional development costs, which may be incurred by the Company. Consequently, there is significant technological and regulatory approval risk associated with these projects at the date of acquisition.

  The research being undertaken on these projects relates specifically to developing novel formulations of the associated molecules. Consequently, the Company does not foresee any alternative future benefit from the acquired research and development other than specifically related to these projects.

  The fair value of acquired research and development is determined using an income approach on a project-by-project basis. The estimated future net cash flows related to these projects include the costs to develop these projects into commercially viable products, and the projected revenues to be earned on commercialization of these projects when complete. The discount rates used to present value the estimated future net cash flows related to each of these projects are determined based on the relative risk of achieving each of these project's net cash flows. The discount rates reflect the project's stage of completion and other risk factors, which include the nature and complexity of the product, the projected costs to complete, market competition and the estimated useful life of the product.

  Advertising costs

  Advertising costs comprise product samples, print media and promotional materials. Advertising costs related to new product launches are expensed on the first showing of the product. The Company did not have any deferred advertising costs at December 31, 2004 or 2003.

  Advertising costs expensed in 2004, 2003 and 2002 were $29,040,000, $23,013,000 and $18,795,000, respectively. These costs are included in selling, general and administrative expenses.

  Co-promotion fees

  Co-promotion fees payable by the Company are accrued based on a percentage of the net sales of the co-promoted products. Co-promotion fees are included in selling, general and administrative expenses. The Company did not incur any co-promotion fees in 2004.

  Stock-based compensation

  Under the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can continue to recognize compensation cost using the intrinsic value-based method under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income or loss and earnings or loss per share must be presented in the financial statements as if the fair value-based method had been applied.

  The Company recognizes employee stock-based compensation costs under the intrinsic value-based method of APB No. 25. Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income or loss in 2004, 2003 or 2002; however, the Company recorded compensation expense in 2003 and 2002 for stock options granted (at the date of acquisition) to the employees of DJ Pharma, Inc. ("DJ Pharma"). The following table presents the Company's pro forma net income or loss and earnings or loss per share as if the fair value-based method of SFAS No. 123 had been applied for all stock options granted:

	2004	2003	2002
Net income (loss) as reported	$160,994	$(27,265)	$87,795
Pro forma stock-based compensation expense determined under fair value-based method	(20,403)	(16,903)	(14,254)

Pro forma net income (loss)	$140,591	$(44,168)	$73,541

Basic earnings (loss) per share
As reported	$1.01	$(0.17)	$0.58
Pro forma	$0.88	$(0.28)	$0.48
Diluted earnings (loss) per share
As reported	$1.01	$(0.17)	$0.55
Pro forma	$0.88	$(0.28)	$0.46

  The weighted average fair values of all stock options granted during 2004, 2003 and 2002 were $8.09, $11.48 and $13.58, respectively, estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Expected option life (years)	4.0	4.0	3.8
Volatility	55.8%	54.7%	46.8%
Risk-free interest rate	3.7%	3.9%	4.5%
Dividend yield	—%	—%	—%

  The Black-Scholes option-pricing model used by the Company to calculate option values was developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

  Income taxes

  Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

  Earnings or loss per share

  Basic earnings or loss per share are calculated by dividing net income or loss by the weighted average number of common shares outstanding during the reporting period. Diluted earnings or loss per share are calculated by dividing net income or loss by the weighted average number of common shares outstanding during the reporting period after giving effect to dilutive potential common shares. The dilutive effects of stock options and warrants are determined using the treasury stock method. The dilutive effects of convertible securities are determined using the if-converted method.

  Comprehensive income or loss

  Comprehensive income or loss comprises net income or loss and other comprehensive income or loss. Other comprehensive income or loss comprises foreign currency translation adjustments and unrealized holding gains or losses on available-for-sale investments. Accumulated other comprehensive income or loss is recorded as a component of shareholders' equity.

  Recent accounting pronouncements

  In November 2004, the FASB issued SFAS No. 151, "Inventory Costs — An Amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be excluded from the cost of inventory and expensed as incurred. Additionally, SFAS No. 151 requires that the allocation of fixed overheads be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Accordingly, the Company is required to adopt SFAS No. 151 beginning January 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS No. 151 will have on its consolidated results of operations and financial position.

  In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which revises SFAS No. 123 and supercedes APB No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Under SFAS No. 123R, the Company must determine the appropriate option-pricing model to be used for valuing share-based payments and the transition method to be used at date of adoption. The transition alternatives are the modified-prospective and modified-retrospective methods. Both of these methods require that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption; however, under the modified-retrospective method, prior periods are restated by recognizing compensation cost in amounts previously reported in the pro forma note disclosures under SFAS No. 123. Prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. SFAS No. 123R is effective at the beginning of the first interim or annual period after June 15, 2005. Accordingly, the Company is required to adopt SFAS No. 123R beginning July 1, 2005. The Company is currently evaluating the requirements of SFAS No. 123R and expects that the adoption of this standard will have a material negative impact on its consolidated results of operations. The Company has not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

  In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS No. 153"). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. Accordingly, the Company is required to adopt SFAS No. 153 beginning January 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS No. 153 will have on its consolidated results of operations and financial position but does not expect it to have a material impact.

3.     DISPOSITION AND ACQUISITIONS OF INTANGIBLE ASSETS

  Year ended December 31, 2004

  Disposition of Cedax

  In July 2004, Biovail terminated its sub-license and manufacturing agreements with Schering-Plough Corporation ("Schering") to market and distribute Cedax in the United States. Biovail had obtained the co-exclusive rights to Cedax through its acquisition of DJ Pharma in October 2000. Shionogi & Co., Ltd. of Japan and its affiliates ("Shionogi") assumed the marketing and distribution of Cedax in the United States from Schering. Shionogi agreed to pay Biovail $3,000,000 in consideration for the conveyance of Biovail's rights under the sub-license agreements, and Shionogi may pay Biovail up to an additional $3,000,000 contingent on the achievement of certain target annual gross sales of Cedax. Biovail will only recognize this contingent consideration if Shionogi realizes the sales targets. Shionogi also acquired Biovail's remaining Cedax inventories and promotional materials. This transaction resulted in a gain on disposal of $1,471,000, which is netted against write-down of assets.

  Year ended December 31, 2003

  Acquisitions of intangible assets

  During 2003, the Company acquired the following intangible assets. Total consideration related to each of these acquisitions was allocated based on the estimated fair values of the acquired assets on the respective dates of acquisition:

	Tramadol products	Ativan® and Isordil®	Athpharma products	Generic omeprazole	Other	Total
Acquired assets
Acquired research and development expense	$16,000	$38,100	$44,200	$—	$—	$98,300
Trademarks	—	107,542	—	—	—	107,542
Product rights	—	16,041	—	35,500	256	51,797
Technology	—	2,156	—	—	—	2,156

	$16,000	$163,839	$44,200	$35,500	$256	$259,795

Consideration
Cash paid	$16,000	$146,342	$44,200	$35,500	$256	$242,298
Long-term obligation	—	17,497	—	—	—	17,497

	$16,000	$163,839	$44,200	$35,500	$256	$259,795

  Tramadol products

  In April 2002, Biovail obtained the rights to market six products under development by Ethypharm S.A. ("Ethypharm") (as described in note 23 — Research and Development Collaborations). The products under development included Ethypharm's orally disintegrating tablet ("ODT") formulations of tramadol hydrochloride ("HCl") ("Tramadol ODT"), and combination of tramadol HCl and acetaminophen ("Tramadol/APAP"). Tramadol is indicated for the treatment of moderate to moderately severe pain.

  In September 2003 (as amended in February 2004 to confirm conditions that existed at December 31, 2003), Biovail acquired Ethypharm's remaining interest in Tramadol ODT (including all relevant patents) for $16,000,000. Through this acquisition, Biovail extinguished any future milestone or royalty obligations that it may have had to Ethypharm related to Tramadol ODT, except for a $1,000,000 milestone payment if Tramadol ODT is approved by the U.S. Food and Drug Administration ("FDA"). In addition to Tramadol ODT, Biovail acquired Ethypharm's remaining interest in Tramadol/APAP (including all relevant patents). Biovail will pay Ethypharm a royalty on any future sales of Tramadol/APAP.

  Acquired research and development

  At the dates of acquisition, Tramadol ODT was in a late-stage clinical phase of development and Tramadol/APAP was in a pre-clinical phase of development, and neither of these products had been submitted for approval by the FDA. In May 2004, the FDA accepted

  Biovail's New Drug Application ("NDA") submission for Tramadol ODT for review. In January 2005, Biovail received an Approvable Letter from the FDA for Tramadol ODT, which indicated that approval is pending resolution of labeling issues.

  Ativan® and Isordil®

  In May 2003, Biovail acquired from Wyeth Pharmaceuticals Inc. ("Wyeth") the rights to Ativan® (lorazepam) and Isordil® (isosorbide dinitrate) in the United States. Ativan® is indicated for the management of anxiety disorders and Isordil® is indicated for the prevention of angina pectoris due to coronary artery disease. Biovail also acquired a license to use certain technologies relating to Wyeth's Canadian sublingual version of Ativan® to develop new Ativan® line extension products to be sold in the United States. Wyeth will manufacture and supply Ativan® and Isordil® to Biovail for three years from the date of acquisition. Biovail will make two fixed annual payments of $9,150,000 each to Wyeth under the manufacturing and supply agreement (regardless of the actual product supplied). Biovail will also pay Wyeth royalties on any future sales of any Ativan® line extension products that may be developed and marketed by Biovail, as well as a $20,000,000 additional rights payment, increasing at 10% per annum, on the approval by the FDA of the first Ativan® line extension product that may be developed by Biovail.

  The purchase price for Ativan® and Isordil® was $163,839,000 comprising cash consideration, including costs of acquisition, of $146,342,000, and the two remaining fixed annual payments. The remaining fixed annual payments were present valued using an imputed interest rate of 3.00%, which was comparable to Biovail's available borrowing rate at the date of acquisition. Accordingly, the present value of the remaining fixed annual payments was determined to be $17,497,000.

  The fair values of the acquired assets were determined using an income approach. The discount rates used to present value the estimated future cash flows related to each acquired asset were determined based on the relative risk of achieving each asset's estimated future cash flows and were in the range of 10.5% to 35%.

  The trademarks are being amortized over their estimated useful lives of 20 years. The product rights and technology are being amortized over their estimated useful lives of 15 years. The estimated weighted average useful life of the trademarks, product rights and technology is approximately 19 years.

  Acquired research and development

  At the date of acquisition, the Ativan® line extension products were in pre-clinical phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products were in the range of 30% to 35% and the costs to complete the development of these products were estimated to be up to $23,500,000. An ODT formulation of Ativan®, for the treatment of anxiety, is in an early clinical phase of development.

  Athpharma products

  In April 2003, Biovail entered into an agreement with Athpharma Limited ("Athpharma") to acquire four cardiovascular products under development for $44,200,000, including costs of acquisition. The four products under development are Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension, Isochron (isosorbide-5-mononitrate), a long acting nitrate formulation for the treatment of angina, and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective statin formulations for the treatment of high cholesterol. Athpharma will complete the development of these products. Biovail will pay a portion of the development costs, and may make aggregate payments of $24,200,000 to Athpharma subject to the attainment of certain milestones. Biovail will also pay Athpharma royalties on any future sales of these products.

  Acquired research and development

  At the date of acquisition, Bisochron and Isochron were both entering Phase III clinical studies, and Hepacol I and Hepacol II were both in pre-clinical phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products were in the range of 45% to 70% and Biovail's share of the costs to complete the development of these products was estimated to be $20,000,000. The following values were assigned to these products: Bisochron — $21,550,000, Isochron — $13,100,000, Hepacol I — $6,985,000 and Hepacol II — $2,565,000. Biovail and Athpharma are currently in discussions to either substitute certain new products in place of Bisochron, Isochron, Hepacol I and Hepacol II or to terminate the development and license agreement.

  Generic omeprazole

  In May 2003, Biovail paid $35,500,000 to the previous owners of Pharma Pass LLC (a company acquired by Biovail in December 2002, as described in note 4 — Acquisitions of Businesses) related to an additional participating interest in the gross profit on sales of generic omeprazole owned by those parties. The generic omeprazole product right was being amortized on a proportionate basis relative to the revenue received from this interest. Amortization expense of $1,121,000 and $34,379,000 was recorded in 2004 and 2003, respectively, as Biovail had received all of the value from this interest by March 31, 2004.

  Year ended December 31, 2002

  Acquisitions of intangible assets

  During 2002, the Company acquired the following intangible assets. Total consideration related to each of these acquisitions was allocated based on the estimated fair values of the acquired assets on the respective dates of acquisition:

	Wellbutrin® and Zyban®	Vasotec® and Vaseretic®	Teveten®	Zovirax	Total
Acquired assets
Prepaid expenses	$2,609	$—	$—	$—	$2,609
Trademarks	24,349	165,804	—	—	190,153
Product rights	45,000	79,500	94,340	173,364	392,204

	$71,958	$245,304	$94,340	$173,364	$584,966

Consideration
Cash paid, net of gross profit on acquired assets	$1,997	$145,684	$94,340	$133,364	$375,385
Long-term obligations	69,961	99,620	—	40,000	209,581

	$71,958	$245,304	$94,340	$173,364	$584,966

  Wellbutrin® and Zyban®

  In December 2002, Biovail acquired from GlaxoSmithKline plc ("GSK") the rights to Wellbutrin® SR and Zyban® (bupropion HCl) in Canada. Biovail also acquired the right to market its bupropion HCl extended-release tablets ("Wellbutrin XL") in Canada if regulatory approval is received. Wellbutrin® SR is indicated for the treatment of depression and Zyban® is administered for the treatment of nicotine addiction as an aid to smoking cessation. Biovail obtained the beneficial rights to Wellbutrin® SR and Zyban® effective December 1, 2002, and obtained full legal rights on March 2, 2004, following the completion of the payments described below.

  GSK will continue to manufacture and supply Wellbutrin® SR and Zyban® to Biovail for four years from the date of acquisition. GSK continued to market Wellbutrin® SR and Zyban® in Canada during the period from December 1, 2002 to December 31, 2003 and, in consideration, Biovail paid GSK a tiered royalty on the net sales of these products during this period. Effective January 1, 2004, Biovail began to actively promote Wellbutrin® SR in Canada.

  The purchase price for Wellbutrin® and Zyban® comprised cash consideration, including costs of acquisition, of $3,320,000, less GSK's gross profit on the acquired assets from December 1, 2002 (the effective date of the transaction) to December 26, 2002 (the closing date of the transaction) of $1,323,000, plus remaining payments of $72,072,000 paid in four quarterly instalments from June 1, 2003 to March 1, 2004. These payments were present valued using an imputed interest rate of 3.74%, which was comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of these payments was determined to be $69,961,000. Biovail will also pay GSK a royalty on any future sales of Wellbutrin XL in Canada for a period of 20 years from the date of commercial launch of this product.

  The prepaid expenses were amortized over a one-year period from January 1, 2003. These expenses related to the minimum amount that GSK committed to spend on the marketing of Wellbutrin® SR and Zyban® in Canada during that period. The trademarks and product rights are being amortized over their estimated useful lives of 20 years and 15 years, respectively. The estimated weighted average useful life of the acquired assets is approximately 16 years.

  Vasotec® and Vaseretic®

  In May 2002, Biovail acquired from Merck & Co., Inc. ("Merck") the rights to Vasotec® (enalapril maleate) and Vaseretic® (enalapril maleate and hydrochlorothiazide) in the United States. Vasotec® and Vaseretic® are indicated for the treatments of hypertension and congestive heart failure. Biovail also acquired the fixed-dose combination NDA of enalapril and diltiazem maleate. Merck will continue to manufacture and supply Vasotec® and Vaseretic® to Biovail for five years from the date of acquisition. Biovail will make semi-annual payments to Merck over a five-year term for minimum product quantities and a minimum fixed royalty (regardless of the actual product supplied). Biovail will also pay Merck royalties on any future sales of any life cycle products developed and marketed in the United States.

  Biovail also entered into a separate agreement with Merck to develop, license and supply a new dosage format of a Merck product under development. Utilizing CEFORM™ technology, Biovail and Merck will conduct the development program and, subject to approval by the FDA, Biovail will manufacture and supply this new dosage format to Merck for commercialization. Biovail is entitled to receive a milestone payment on regulatory approval of $250,000, as well as royalties on any future sales of this new dosage format.

  The purchase price for Vasotec® and Vaseretic® comprised cash consideration, including costs of acquisition, of $155,634,000, less Merck's gross profit on the acquired assets from April 1, 2002 (the effective date of the transaction) to May 10, 2002 (the closing date of the transaction) of $9,950,000, plus the minimum fixed royalty payments required to be made by Biovail to Merck of $109,276,000. These payments were present valued using an imputed interest rate of 5.75%, which was comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of these payments was determined to be $99,620,000.

  The trademarks and product rights are being amortized over their estimated useful lives of 20 years and 15 years, respectively. The estimated weighted average useful life of the acquired assets is approximately 19 years.

  Teveten®

  In March 2002, Biovail acquired from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay") the rights to Teveten® (eprosartan mesylate) and Teveten® HCT (eprosartan mesylate and hydrochlorothiazide) in the United States. Teveten® is an angiotensin-II receptor blocker for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications.

  The purchase price for Teveten® comprised cash consideration of $94,340,000, including costs of acquisition. The product rights are being amortized over their estimated useful life of 20 years.

  Solvay will continue to manufacture and supply Teveten® and Teveten® HCT to Biovail for up to 12 years from the date of acquisition, and will assist in qualifying a Biovail facility to achieve the transition of the manufacturing process. Solvay will continue to manufacture and market Teveten® and Teveten® HCT in areas outside of the United States. Solvay paid Biovail a $20,000,000 marketing allowance to reimburse Biovail for the agreed upon direct costs related to the re-launch and marketing of Teveten® and Teveten® HCT in the United States. Biovail recorded one-half of the marketing allowance each year in 2003 and 2002 as a reduction of selling, general and administrative expenses. Biovail formed a joint business development committee with Solvay to discuss future clinical and product-development options that could enhance the performance or expand the utilization of Teveten®. Solvay has the option to acquire, for worldwide markets excluding the United States, all potential future modifications and innovations developed by Biovail for Teveten®.

  Zovirax

  Effective January 1, 2002, Biovail acquired from GSK the exclusive distribution rights for Zovirax Ointment and Zovirax Cream in the United States. Zovirax (acyclovir) is a topical anti-viral product. Zovirax Ointment is indicated for the treatment of herpes, and Zovirax Cream is indicated for the treatment of cold sores. GSK will continue to manufacture and supply Zovirax Ointment and Zovirax Cream to Biovail over the term of the distribution agreement.

  The purchase price for Zovirax comprised cash consideration of $133,364,000, including costs of acquisition. The product rights were being amortized over their estimated useful life of 10 years, based on the original term of the distribution agreement.

  In the event of the termination of the Wellbutrin XL agreement (as described in note 22 — Marketing and Distribution Agreements) by either Biovail or GSK, Biovail would be required to pay GSK additional payments for the rights to Zovirax of $22,000,000 per year in calendar years 2005 and 2006, and in calendar years 2007 through 2011, Biovail would be required to pay GSK additional payments based on a percentage of Biovail's gross sales of Zovirax during the immediately preceding calendar year.

  Effective October 1, 2002, Biovail amended several terms of the original Zovirax distribution agreement with GSK, including a reduction in the supply price for this product. Biovail has been paying the reduced Zovirax supply price since the effective date; however, the reduction in the supply price was subject to repayment if Wellbutrin XL was not approved by the FDA. Accordingly, Biovail deferred the value of the reduction in the supply price in accrued liabilities pending the outcome of the Wellbutrin XL approval. In June 2003, GSK received an Approvable Letter relating to Wellbutrin XL, which raised only routine matters. As a result, Biovail believed that the likelihood of repaying the reduction in the supply price was low and, accordingly, Biovail reversed the accrued liability for the deferred value of the reduction in the supply price. The recognition of the aggregate deferred value of $25,456,000, as of the date of the Approvable Letter, was recorded as a reduction to the cost of Zovirax sold in 2003. In August 2003, GSK received FDA approval for Wellbutrin XL.

  In December 2002, Biovail and GSK agreed to extend the Zovirax distribution agreement from 10 to 20 years. In consideration for this extension, Biovail paid GSK $40,000,000 in March 2003. This amount was added to the value of the unamortized Zovirax product rights and, subsequent to the date of amendment, these product rights are being amortized over their revised estimated remaining useful life of 19 years.

4.     ACQUISITIONS OF BUSINESSES

  Years ended December 31, 2004 and 2003

  BNC-PHARMAPASS

  Description of acquisition

  In July 2003, Biovail and Pharma Pass II, LLC ("PPII") formed BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS") to advance the development of three products. These products were carvedilol (Coreg), a beta-blocker indicated for the treatment of congestive heart failure, eprosartan (Teveten®), indicated for the treatment of hypertension, and tamsulosin (Flomax), indicated for the treatment of benign prostatic hyperplasia. On the formation of BNC-PHARMAPASS, PPII contributed all of its intellectual property relating to these products, which was fair valued at an amount of $31,350,000, for a 51% interest in this company, and Biovail contributed cash in the amount of $30,060,000, for a 49% interest in this company. PPII agreed to complete the formulation work in connection with these products. Biovail agreed to pay the cost of all clinical trials and certain other development costs related to these products. Biovail had an option to acquire PPII's interest in BNC-PHARMAPASS for cash consideration plus a royalty on any future sales of these products.

  Subsequent to date of formation, PPII reduced its capital in BNC-PHARMAPASS through the withdrawal of $25,741,000 of cash from BNC-PHARMAPASS. As a result, PPII's interest in BNC-PHARMAPASS was reduced to 16%, and Biovail's interest in BNC-PHARMAPASS increased to 84% at December 31, 2003.

  At December 31, 2003, Biovail's investment in BNC-PHARMAPASS was recorded as follows:

Cash	$4,319
Minority interest	(679)
Acquired research and development expense	26,420

Cash contributed	$30,060

  In January 2004, PPII further reduced its interest in BNC-PHARMAPASS through the withdrawal of the remaining $4,319,000 of cash from BNC-PHARMAPASS. In February 2004, Biovail acquired PPII's remaining interest in BNC-PHARMAPASS for $5,000,000. Biovail and PPII also agreed to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII. The increase in Biovail's share of the fair values of the two remaining products (carvedilol and eprosartan) after the withdrawal of cash, together with the consideration paid to acquire PPII's remaining interest in BNC-PHARMAPASS, resulted in an additional $8,640,000 charge to acquired research and development expense in 2004.

  Acquired research and development

  At the dates of acquisition, the carvedilol, eprosartan and tamsulosin products were in pre-formulation and formulation phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products were in the range of 30% to 45% and the costs to complete the development of these products were estimated to be $50,000,000. Biovail is continuing the development programs for carvedilol and eprosartan, which are in early clinical phases of development.

  Year ended December 31, 2002

  During 2002, Biovail completed the acquisitions of Pharmaceutical Technologies Corporation ("Pharma Tech") and Pharma Pass LLC and Pharma Pass S.A. (collectively, "Pharma Pass"). These acquisitions were accounted for under the purchase method of accounting. Total consideration, including costs of acquisition, was allocated based on the estimated fair values of the acquired assets on the respective dates of acquisition as follows:

	Pharma Tech	Pharma Pass	Total
Acquired assets
Acquired research and development expense	$60,558	$107,187	$167,745
Product rights	5,000	63,800	68,800
Technology	—	7,700	7,700
Current liabilities	(3,664)	—	(3,664)

Consideration, net of cash acquired	$61,894	$178,687	$240,581

  Pharma Tech

  Background

  Pharma Tech was a development-stage company engaged in the application of drug delivery technologies to the formulation and development of a portfolio of products. Pharma Tech contracted directly with third parties, including Biovail, to conduct the contract research and development services. Biovail provided contract research and advisory services consistent with contractual relationships it had with other third parties. On the completion of the development of Biovail's products, Biovail had the right to manufacture and sell the products and Pharma Tech was entitled to royalties from the net sales of each product for a period of 10 years from the date of launch of each product. Biovail had options to acquire Pharma Tech's interest in the products or to acquire Pharma Tech.

  Prior to the acquisition, Biovail earned revenue from providing advisory and contract research services to Pharma Tech of $2,844,000 and $2,189,000 in 2002 and 2001, respectively. The costs of providing these services to Pharma Tech were $2,053,000 and $1,679,000 in 2002 and 2001, respectively, and Biovail was reimbursed amounts at cost of $2,509,000 and $1,395,000 in 2002 and 2001, respectively. In 2002, Biovail also recorded $6,689,000 of up-front fees in research and development revenue. These fees had been received from Pharma Tech in 2001, at which time they were deferred for subsequent amortization to revenue. The deferred revenue was fully amortized at December 31, 2002.

  Description of acquisition

  On December 17, 2002, Biovail paid $43,080,000 to Pharma Tech to terminate the development by Pharma Tech of one of the products under development and the associated royalties on future sales of this product if approved by the FDA. At the date of termination, this product had not been submitted for approval by the FDA. Accordingly, the termination payment was expensed as acquired research and development.

  On December 31, 2002, Biovail acquired 100% of the outstanding shares of Pharma Tech for $22,600,000, including costs of acquisition. Through the acquisition of Pharma Tech, Biovail extinguished any future milestone or royalty obligations that Biovail may have had to Pharma Tech resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Biovail and Pharma Tech.

  The acquired assets of Pharma Tech were fair valued using an income approach. The discount rates used to present value the estimated future cash flows related to each asset were determined based on the relative risk of achieving each asset's estimated future cash flows and were in the range of 30% to 45%.

  Acquired research and development

  At the date of acquisition, Pharma Tech was involved in a number of product-development projects that were in various stages of completion and had not been submitted for approval by the FDA. At the date of acquisition, an additional product had received an Approvable Letter from the FDA; however, significant technical issues required resolution before final approval would be granted. Therefore, the technological feasibility of this product had not been established at the date of acquisition. Biovail is continuing to work to resolve these issues. Subsequent to the date of acquisition, Biovail discontinued one of the product-development projects and it received an Approvable Letter from the FDA for one of the remaining products.

  Product rights

  At the date of acquisition, Pharma Tech was involved with a product-development project that had been submitted for approval by the FDA. This product has received an approvable letter from the FDA, which raised only routine matters. Biovail believes that these matters can be successfully resolved and that final approval will be granted. However, since pharmaceutical products cannot be marketed without regulatory approvals, Biovail will not receive any benefits until regulatory approval is obtained. The product rights are being amortized over their estimated useful life of 15 years.

  Pharma Pass

  Background

  Pharma Pass was a developer of advanced oral controlled-release technologies and formulations for pharmaceutical companies, including Biovail, in Europe and the United States. On the completion of the development of Biovail's products, Biovail had the right to manufacture and sell the products and Pharma Pass was entitled to royalties from the net sales of each product for a period of 15 years from the date of launch of each product.

  Description of acquisition

  On December 6, 2002, Biovail acquired 100% of the outstanding interests of Pharma Pass LLC and 100% of the outstanding shares of Pharma Pass S.A. for $178,687,000, including costs of acquisition. Through the acquisition of Pharma Pass, Biovail extinguished any future milestone or royalty obligations that Biovail may have had to Pharma Pass resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Biovail and Pharma Pass.

  The acquired assets of Pharma Pass were fair valued using an income approach. The discount rates used to present value the estimated future cash flows related to each asset were determined based on the relative risk of achieving each asset's estimated future cash flows and were generally in the range of 9% to 45%. The estimated weighted average useful life of the acquired assets is approximately four years.

  Acquired research and development

  At the date of acquisition, Pharma Pass was involved in approximately 20 product-development projects for a number of pharmaceutical companies including Biovail. At the date of acquisition, a number of these products had been submitted for approval by the FDA and the remaining products were in various stages of completion. Subsequent to the date of acquisition, one of these products (bupropion HCl) received FDA approval and another (tramadol HCl) received an Approvable Letter from the FDA. Two other products were sold to Teva Pharmaceuticals Industries Ltd. ("Teva") (as described in note 22 — Marketing and Distribution Agreements). Biovail is continuing the development programs for the remaining products.

  Product rights

  Biovail obtained interests in certain licensed products including Tricor (fenofibrate) and generic omeprazole. Biovail is entitled to receive royalties on sales of Tricor and was entitled to a participating interest in the gross profit on sales of generic omeprazole. The Tricor product right is being amortized over its estimated useful life of eight years. The generic omeprazole product right was being amortized on a proportionate basis relative to the revenue received from the participating interest. The generic omeprazole product right was fully amortized in 2003, as Biovail had received all of the value from this interest by December 31, 2003.

  Technology

  Biovail obtained the patents related to Pharma Pass's Zero Order Release System, a drug delivery technology that controls the rate of release of a drug and/or significantly enhances the systemic absorption of a drug molecule. Biovail believes this technology has application to products currently in formulation and to the future development of controlled-release products. Biovail also obtained Pharma Pass's oral Colonic Delivery System, a drug delivery technology designed for the targeted release of medication into the lower intestine and upper colon. Biovail has the option to continue the development of four products utilizing this technology. Biovail will pay PPII up to $10,000,000 in milestone fees subject to the successful completion of the development of these products. Biovail will obtain ownership of the related patents following the net payment of $10,000,000 less the sum of the milestone fees paid. Biovail is currently in the process of selecting the four products to be developed. The technology is being amortized over its estimated useful life of 15 years.

5.     CASH AND CASH EQUIVALENTS

	2004	2003
Cash and bank certificates of deposit	$33,562	$72,928
Money market funds	762	54,914
Canadian government securities	—	5,419

	$34,324	$133,261

6.     MARKETABLE SECURITIES

  The amortized cost and estimated fair value of marketable securities held at December 31, 2004 were as follows:

	Amortized cost	Unrealized losses	Fair value
Debt securities	$5,020	(4)	$5,016

  All marketable securities held at December 31, 2004 mature within one year.

7.     ACCOUNTS RECEIVABLE

	2004	2003
Trade	$139,576	$159,656
Less allowances for doubtful accounts and sales discounts	4,716	3,954

	134,860	155,702
Royalties	7,011	16,089
Other	6,891	7,583

	$148,762	$179,374

  A significant portion of the Company's product sales is made to its third-party licensees, as well as major drug wholesalers in the United States and Canada. The three largest customer balances accounted for 62% of trade receivables at December 31, 2004.

8.     INVENTORIES

	2004	2003
Raw materials	$48,801	$25,937
Work in process	14,862	26,803
Finished goods	46,491	31,318

	$110,154	$84,058

9.     LONG-TERM INVESTMENTS

	2004	2003
Ethypharm	$30,000	$67,802
Depomed, Inc.	23,646	30,562
Reliant Pharmaceuticals, LLC	8,929	8,929
Western Life Sciences Venture Fund	872	2,038
Other	4,599	4,215

	$68,046	$113,546

  Ethypharm

  In April 2002, Biovail invested $67,802,000, including costs of acquisition, to acquire 9,794,118 common shares (15% of the issued and outstanding common shares) of Ethypharm. In addition, Biovail obtained a three-year option to purchase up to 4,080,882 additional common shares of Ethypharm for $6.66 per share plus 10% per annum, compounded annually. Biovail has not exercised this option. The investment in Ethypharm is being accounted for using the cost method.

  In September 2003 (as amended in February 2004), Biovail negotiated with Ethypharm for price protection on its initial equity investment in Ethypharm in the event of any private or public financing undertaken by Ethypharm; however, the likelihood of Biovail realizing the value of this investment through such a refinancing by Ethypharm is currently considered remote, as this price protection expires on June 9, 2005. Consequently, Biovail evaluated its investment in Ethypharm and determined that the carrying value of this investment may not be fully realized in the foreseeable future. In December 2004, Biovail recorded a $37,802,000 write-down to the carrying value of its investment in Ethypharm to reflect an other-than-temporary decline in the estimated fair value of this investment.

  Depomed, Inc. ("Depomed")

  In July 2002, Biovail invested $13,675,000, including costs of acquisition, to acquire 2,465,878 newly issued common shares (15% of the issued and outstanding common shares) of Depomed. In addition, Biovail obtained a three-year option to purchase additional common shares of Depomed, in an amount sufficient for Biovail to increase its investment up to 20% of Depomed's issued and outstanding common shares (calculated following the exercise of the option), for $5.00 per share plus 20% per annum, compounded monthly. Biovail has not exercised this option.

  In May 2002, Biovail obtained the rights to manufacture and market Depomed's 500 mg tablets of Glumetza™ (metformin HCl) under development (as described in note 23 — Research and Development Collaborations).

  In April 2003, in connection with a private placement by Depomed, Biovail acquired an additional 1,626,154 common shares of Depomed for $3,533,000. Biovail also obtained warrants to acquire 569,154 shares of Depomed, which are exercisable from July 2003 until April 2008 at an exercise price of $2.16 per share. Biovail has not exercised these warrants.

  The investment in Depomed has been classified as being available-for-sale. At December 31, 2004 and 2003, Biovail's investment represented approximately 12% of the issued and outstanding common shares of Depomed. In 2004 and 2003, Biovail recorded an unrealized holding loss of $6,916,000 and unrealized holding gain of $20,752,000, respectively, in other comprehensive income to reflect changes in the fair value of this investment. In 2002, Biovail recorded an unrealized holding loss of $7,398,000 in net income to reflect an other-than-temporary decline in the fair value of this investment.

  Reliant Pharmaceuticals, LLC ("Reliant")

  In December 2003, in connection with the collection of its loan receivable from Reliant (as described in note 22 — Marketing and Distribution Agreements), Biovail subscribed to $8,929,000 of Series D Preferred Units of Reliant. These units are convertible on a 1:1 basis into Reliant's common units and are senior to all existing preferred classes of units (Series A, B and C) of Reliant. These units do not entitle the holders to a preferred return (or dividends). In the case of a liquidation of Reliant, these units are entitled to a distribution, before any other distribution or payment is made to any unit ranking junior to these units, of an amount equal to the sum of: (i) $20.00 per unit; and (ii) interest on such amount at a rate of 8.5% per annum from the date of contribution. These units are redeemable by Reliant at a redemption price equal to the preceding liquidation amount. These units have voting rights equal to the number of whole common units into which they are convertible. At December 31, 2004 and 2003, Biovail's investment represented less than 2% of the total issued and outstanding common and preferred units. This investment is being accounted for using the cost method.

  Western Life Sciences Venture Fund

  In December 2001, Biovail committed to an aggregate capital contribution of approximately $7,790,000 to a limited partnership under the name of Western Life Sciences Venture Fund. The purpose of this fund is to invest in early-stage biotechnology companies. Biovail has the exclusive right to negotiate for the distribution, sales, marketing or licensing rights to any products of the investee companies of this fund. This investment is denominated in Canadian dollars and is being accounted for using the equity method.

  At December 31, 2004 and 2003, Biovail had invested a total of $5,795,000 and $3,162,000, respectively, to acquire Class A units of this fund. At December 31, 2004 and 2003, Biovail's investment represented approximately 28% and 26%, respectively, of the total issued and outstanding Class A units. In 2004 and 2003, Biovail's share of the net losses of this fund was $4,179,000 and $1,010,000, respectively.

10.   PROPERTY, PLANT AND EQUIPMENT

	2004		2003
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
Land	$11,764	$—	$11,378	$—
Buildings	83,136	13,526	75,186	9,742
Machinery and equipment	102,099	36,575	88,594	26,269
Other equipment and leasehold improvements	71,851	32,193	56,083	21,426

	268,850	$82,294	231,241	$57,437

Less accumulated depreciation	82,294		57,437

	$186,556		$173,804

  At December 31, 2004 and 2003, the cost of property, plant and equipment included $18,389,000 and $20,606,000, respectively, of assets under construction or awaiting FDA approval and not available for productive use. Interest capitalized amounted to $222,000 and $1,422,000 in 2004 and 2003, respectively.

  Depreciation expense amounted to $22,259,000, $15,351,000 and $9,794,000 in 2004, 2003 and 2002, respectively.

11.   INTANGIBLE ASSETS

	2004		2003
	Cost	Accumulated amortization	Cost	Accumulated amortization
Trademarks	$703,698	$116,453	$703,698	$81,371
Product rights	459,773	84,877	550,880	141,068
Technology	21,041	5,109	21,041	3,705

	1,184,512	$206,439	1,275,619	$226,144

Less accumulated amortization	206,439		226,144

	$978,073		$1,049,475

  In 2004, the Company's participating interest in the gross profit on sales of generic omeprazole was fully amortized, as the Company had received all of the value from this interest by this date. Accordingly, the Company removed the cost and accumulated amortization of $85,357,000 related to this interest from product rights.

  Amortization expense amounted to $66,048,000, $139,357,000 and $72,574,000 in 2004, 2003 and 2002, respectively. Annual amortization expense, related to intangible assets recorded at December 31, 2004, for each of the five succeeding years ending December 31 is as follows:

2005	$64,809
2006	63,802
2007	63,802
2008	63,669
2009	62,736

  Product rights have an estimated weighted average useful life of approximately 16 years. Total intangible assets have an estimated weighted average useful life of approximately 18 years.

12.   OTHER ASSETS

	2004	2003
Deferred financing costs	$18,661	$17,311
Less accumulated amortization	9,396	6,274

	9,265	11,037
Zovirax distribution agreement	40,656	40,656
Deferred compensation trust fund	6,892	5,644
Interest rate swaps	6,002	14,746
Loan receivable	625	600

	$63,440	$72,683

  Deferred financing costs

  In March 2004, the Company recorded a $1,200,000 write-down of deferred financing costs, as the result of a reduction in the borrowing capacity under its revolving term credit facility. Amortization expense related to deferred financing costs amounted to $3,122,000, $2,975,000 and $2,267,000 in 2004, 2003 and 2002, respectively.

  Zovirax distribution agreement

  In consideration for certain amendments to the original Zovirax distribution agreement with GSK, Biovail agreed to pay GSK $11,250,000 per year in four annual instalments on March 31 of each year beginning in 2004. The annual instalment payments were present valued using an imputed interest rate of 3.74%, which was comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of these payments was determined to be $40,656,000, which was recorded in other assets. This amount will be amortized over the period of benefit from the amended terms beginning in 2005.

  Interest rate swaps

  The fair value of the Company's fixed rate 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes") is affected by changes in interest rates. The Company manages this exposure to interest rate changes through the use of interest rate swaps.

  In June 2002, the Company entered into three interest rate swaps of aggregate $200,000,000 notional amount, which were designated as a hedge of the Notes. These swaps involved the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on six-month London Interbank Offering Rate ("LIBOR") plus a spread of 2.69% to 2.99%, without an exchange of the underlying principal amount. On June 24, 2004, the Company terminated these swaps and received a cash settlement payment of $6,300,000, of which $4,478,000 was applied against the remaining fair value of these swaps and $1,822,000 was applied against the accrued interest receivable related to these swaps at the date of termination. Prior to the termination of these swaps, the Company recognized other expense of $2,307,000 in the period from January 1, 2004 to June 24, 2004, and other income of $72,000 and $3,408,000 in 2003 and 2002, respectively, related to the ineffective portion of this terminated hedging relationship.

  On June 28, 2004, the Company entered into a new interest rate swap in a notional amount of $200,000,000, which is designated as a hedge of the Notes. This swap involves the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on six-month LIBOR plus a spread of 3.26%, without an exchange of the underlying principal amount. This swap has a call feature and other terms that are consistent with those of the Notes; therefore, the Company can assume that there is no ineffectiveness present in this new hedging relationship, which permits it to apply the shortcut method of accounting in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Accordingly, there was no ineffectiveness related to this new hedging relationship recorded in other income or expense in the period from June 28, 2004 to December 31, 2004. At December 31, 2004, the fair value of this swap was $3,365,000 in favour of the Company.

  At December 31, 2004, the Company reported a fair value adjustment to the carrying value of the Notes in long-term obligations of $7,443,000. This adjustment comprised $4,078,000 related to the terminated hedging relationship, which is being amortized to reduce interest expense over the remaining term of the Notes, and a $3,365,000 offset to the fair value of the new interest rate swap.

  Loan receivable

  In March 2001, the Company made a $600,000 relocation assistance loan to a former executive officer, which is secured by a charge on the former officer's personal residence. Effective March 1, 2004, this loan bears interest at a rate equal to the Company's rate of borrowing. Interest is accrued and added to the principal balance. Principal and accrued interest are due on March 31, 2008.

13.   ACCRUED LIABILITIES

	2004	2003
Product returns	$30,421	$43,289
Product rebates and chargebacks	12,409	21,601
Employee costs	16,052	16,796
Interest	9,148	9,209
Other	14,887	14,306

	$82,917	$105,201

14.   DEFERRED REVENUE

	2004	2003
Up-front research and development fees	$8,800	$10,900
Up-front licensing fees and other	13,390	8,063
Customer prepayments	2,476	1,302

	24,666	20,265
Less current portion	8,141	5,765

	$16,525	$14,500

  Effective January 1, 2000, the Company implemented the provisions of the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". Total revenue in 2004, 2003 and 2002 included $3,400,000, $5,200,000 and $4,800,000, respectively, of amortization of revenue deferred on the implementation of SAB No. 101.

15.   LONG-TERM OBLIGATIONS

	2004	2003
7 7/8% Senior Subordinated Notes due April 1, 2010	$400,000	$400,000
Unamortized discount	(1,916)	(2,281)
Fair value adjustment	7,443	10,401

	405,527	408,120
Revolving term credit facility	—	280,000
Zovirax obligation	32,230	42,198
Vasotec® and Vaseretic® obligation	27,704	45,376
Ativan® and Isordil® obligation	9,037	17,806
Wellbutrin® and Zyban® obligation	—	22,407
Deferred compensation	4,438	7,020

	478,936	822,927
Less current portion	33,465	58,816

	$445,471	$764,111

  Interest expense on long-term obligations amounted to $36,963,000, $38,987,000 and $28,564,000 in 2004, 2003 and 2002, respectively.

  Notes

  Pursuant to a supplement to its base shelf prospectus dated March 25, 2002, the Company issued, under an indenture dated March 28, 2002, $400,000,000 aggregate principal amount of unsecured Notes. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. Proceeds from the issue amounted to $384,280,000, net of discount and financing costs.

  At any time on or after April 1, 2006, the Company may redeem all or any of the Notes at the following prices, plus accrued and unpaid interest to the date of redemption, if redeemed during the 12 months beginning April 1 of the years indicated below:

Year	Percentage of principal amount
2006	103.938%
2007	101.969%
2008 and thereafter	100.000%

  Before April 1, 2005, the Company may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of the Company's common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

  At December 31, 2004 and 2003, the aggregate market values of the Notes, based on quoted market prices, were approximately $412,000,000 and $408,000,000, respectively.

  Revolving term credit facility

  At December 31, 2004, the Company had no outstanding borrowings under its $400,000,000 revolving term credit facility. At December 31, 2003, the Company had advances of $280,000,000 borrowed under this credit facility. At December 31, 2004 and 2003, the Company had a letter of credit issued under this credit facility of $36,666,000 and $61,207,000, respectively, which secures the remaining semi-annual payments the Company is required to make under the Vasotec® and Vaseretic® agreement. At December 31, 2004 and 2003, the Company had remaining balances of $363,334,000 and $58,793,000, respectively, available to borrow under this credit facility.

  The revolving period of this credit facility extends to May 25, 2005, following the lenders' consent to extend the renewal date from March 25, 2004. The revolving period may be extended at the request of the Company and at the sole discretion of the lenders for additional periods of up to 364 days. If the lenders elect not to further extend the revolving period of this credit facility, the Company may elect to convert amounts then outstanding into a one-year term facility, repayable in four equal quarterly instalments.

  Borrowings under this credit facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders' equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on investments and dispositions, as well as capital and debt-restructuring activities, exceeding established thresholds. On a change in control, the lenders have the right to require the Company to settle this entire credit facility, plus accrued and unpaid interest at the date of settlement.

  Borrowings may be by way of U.S. dollar, LIBOR or U.S. base rate advances or Canadian dollar prime rate or bankers' acceptance ("BA") advances or letters of credit. Interest is charged at the Bank's quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of base rate and prime rate advances, depending on the Company's financial covenant ratios at the time of such borrowing.

  Zovirax obligation

  The Zovirax obligation relates to the amendments to the Zovirax distribution agreement. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.74%. The three remaining annual payments of $11,250,000 each are due on March 31 of each year, from 2005 to 2007.

  Vasotec® and Vaseretic® obligation

  This obligation reflects the minimum fixed royalty payments assumed on the acquisition of Vasotec® and Vaseretic®. This non-interest bearing obligation was discounted based on an imputed interest rate of 5.75%. The remaining payments are due semi-annually, on April 1 and October 1 of each year, in the following annual amounts: 2005 — $15,256,000; and 2006 — $14,011,000.

  Ativan® and Isordil® obligation

  This obligation reflects the remaining fixed annual payments related to the acquisition of Ativan® and Isordil®. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.00%. The final payment of $9,150,000 is due on May 31, 2005.

  Wellbutrin® and Zyban® obligation

  This obligation relates to the acquisition of the Canadian rights to Wellbutrin® and Zyban®. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.74%. The final payment was made on March 1, 2004.

  Maturities

  Aggregate maturities of long-term obligations for the years ending December 31 are as follows:

	Notes	Other	Total
2005	$—	$35,656	$35,656
2006	—	25,261	25,261
2007	—	11,250	11,250
2010	400,000	—	400,000

Total gross maturities	400,000	72,167	472,167

Unamortized discounts	(1,916)	(3,196)	(5,112)
Fair value adjustment	7,443	—	7,443
Deferred compensation(1)	—	4,438	4,438

Total long-term obligations	$405,527	$73,409	$478,936

(1)
The deferred compensation obligation is repayable to the participants in the deferred compensation plan upon their retirement or earlier withdrawal from this plan and, consequently, this obligation does not have a defined maturity.

16.   SHAREHOLDERS' EQUITY

  Stock Option Plans

  In June 2004, the Company adopted a new stock option plan (the "2004 Stock Option Plan") in replacement of its previous stock option plan and pursuant to which the Company will grant options to purchase common shares of the Company to selected employees, directors, officers and consultants of the Company. The 2004 Stock Option Plan provides that a maximum of 5,000,000 common shares are issuable pursuant to the exercise of options. The options are granted at the fair market value of the underlying common shares at the date of grant and expire no later than 10 years from that date.

  Under the Company's previous stock option plan established in 1993, as amended (the "1993 Stock Option Plan"), a maximum of 28,000,000 common shares were issuable pursuant to the exercise of options. The options were granted at the fair market value of the underlying common shares at the date of grant and expire no later than seven years from that date. On approval of the 2004 Stock Option Plan, the 1993 Stock Option Plan was frozen and no further grants of stock options will be made under that plan. The remaining 409,112 common shares that were reserved for the issuance of stock options under the 1993 Stock Option Plan were removed from the reserve. At December 31, 2004, there were 7,390,762 outstanding options that are or may become exercisable under the terms of the 1993 Stock Option Plan.

  The following table summarizes the Company's stock option activity for the three years ended December 31, 2004:

	Options (000s)	Weighted average exercise price
Outstanding balance, January 1, 2002	6,253	$18.53
Granted	2,068	36.84
Exercised	(2,197)	8.71
Forfeited	(199)	28.48

Outstanding balance, December 31, 2002	5,925	28.23
Granted	2,304	27.66
Exercised	(663)	17.50
Forfeited	(234)	31.93

Outstanding balance, December 31, 2003	7,332	28.91
Granted	1,241	18.75
Exercised	(561)	13.51
Forfeited	(300)	26.40

Outstanding balance, December 31, 2004	7,712	$28.49

  The weighted average fair values per stock option granted during 2004, 2003 and 2002 were $8.09, $11.48 and $13.58, respectively.

  The following table summarizes information about options outstanding at December 31, 2004:

Range of exercise prices	Outstanding (000s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Exercisable (000s)	Weighted average exercise price
$ 0.81 – $ 3.52(1)	44	5.0	$3.06	44	$3.06
8.75 – 12.77	76	1.1	9.67	76	9.67
17.50 – 25.00	3,362	3.2	20.40	1,834	21.77
27.72 – 39.00	2,918	2.9	32.42	1,946	32.82
40.00 – 48.07	1,312	2.3	42.41	1,026	42.36

	7,712	2.9	$28.49	4,926	$30.07

  (1)
  These options represent the converted DJ Pharma unvested employee stock options pursuant to the merger agreement.

  Employee Stock Purchase Plan ("EPP")

  The Company's EPP was established in 1996 to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. A maximum of 1,200,000 common shares are issuable under the EPP. At the discretion of a committee of the Board of Directors that administers the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price is 90% of the fair market value of the common shares on the date on which the eligible period ends. At December 31, 2004, a total of 88,698 common shares have been issued under the EPP.

  Stock repurchase programs

  In November 2003, the Company implemented a stock repurchase program pursuant to which it was able to repurchase up to 10% of its issued and outstanding common shares on or before November 25, 2004. No common shares were repurchased under this program.

  In February 2002, the Company implemented a stock repurchase program pursuant to which it was able to repurchase up to 5% of its issued and outstanding common shares. In May 2002, the Company increased the amount to 10% of its issued and outstanding common shares. An aggregate of 12,872,300 common shares were repurchased under this program, through open market transactions on the NYSE and TSX, at an average purchase price of $39.08 per share, for total consideration of $503,100,000. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $388,204,000, was charged to deficit. This program was terminated with no further common shares repurchased.

  Warrants outstanding

  At September 30, 1999, the Company had 3,737,500 warrants issued and outstanding. Each warrant entitled the holder to purchase four common shares of the Company. The warrants were exercisable at a per share price of $10.00 from October 1, 1999 until September 30, 2002.

  During 2002, substantially all of the remaining outstanding warrants were exercised, resulting in the issue of 11,282,284 common shares, on the exercise of 2,820,571 warrants, for proceeds of $112,823,000. On September 30, 2002, any remaining warrants expired.

  Executive Stock Purchase Plan ("ESPP") loans

  In September 2001, the Company made ESPP loans in an aggregate amount of $9,988,000 to certain executive officers in order to finance the acquisition of common shares of the Company on the open market. These loans were full recourse and were secured by the common shares purchased pursuant to these loans and bore interest at a rate equal to the Company's rate for borrowings. Interest was payable quarterly in arrears. These loans were due and payable on September 30, 2003.

  At December 31, 2003, four executive officers were indebted to the Company in an aggregate amount of $7,990,000 in connection with the ESPP loans. To facilitate repayment of these loans, on December 31, 2003, Eugene Melnyk, Chairman of the Board of Biovail, in his individual capacity, made loans to these executives in an amount equal to the amount of their indebtedness to the Company and the ESPP loans were repaid. These executives pledged to Mr. Melnyk, as collateral for their loans, an aggregate of 176,080 shares of the Company and their interest in 200,000 options to acquire shares of the Company having a strike price of $31.00 per share. The loan arrangements provide that there will be no recourse to these executives in addition to the collateral pledged by them, except in certain instances.

17.   WRITE-DOWN OF ASSETS, NET OF GAIN ON DISPOSAL

  Year ended December 31, 2004

  In 2004, the Company recorded a net charge of $40,685,000 related to the write-down or gain on disposal of the following assets:

  In December 2004, Biovail recorded a $37,802,000 write-down to the carrying value of its investment in Ethypharm (as described in note 9 — Long-Term Investments).

  In November 2004, the Company decided not to reformulate the Rondec product line and to discontinue all related marketing and sales efforts, as the result of a continuing decline in market share for these products due to generic competition. The Company evaluated the fair value of the Rondec product rights and determined that they had been permanently impaired. Accordingly, the Company recorded a charge of $4,354,000 to write off the remaining carrying value of these product rights.

  In July 2004, the Company disposed of the Cedax product rights, which resulted in a gain on disposal of $1,471,000 (as described in note 3 — Disposition and Acquisitions of Intangible Assets).

  Year ended December 31, 2003

  In 2003, the Company recorded a charge of $45,081,000 related to the write-down of the following assets:

  In December 2003, the Company evaluated its future interest in its Cedax and Rondec product lines. The Company intended to focus its therapeutically aligned sales efforts on cardiovascular products, such as Cardizem® LA and Teveten®, as well as Zovirax. Without continued promotion the economic viability of Cedax and Rondec was substantially lower, as these products required significant marketing and sales efforts in order to maintain market share. The Company evaluated the current and forecasted market shares at the time for Cedax and Rondec and determined that the undiscounted future cash flows from these products were below the carrying values of the related product rights. Accordingly, the Company recorded a charge of $43,400,000 to write down the carrying values of these product rights to their estimated fair values.

  In December 2003, the Company recorded a charge of $1,681,000 related to the write-down of goodwill associated with its Swiss subsidiary, Biovail S.A, due to a decline in royalties earned on the sales of products out-licensed by this subsidiary.

  Year ended December 31, 2002

  In 2002, the Company recorded a charge of $31,944,000 related to the write-down of the following assets:

  In June 2002, the Company, Elan Corporation, plc ("Elan") and the U.S. Federal Trade Commission ("FTC") entered into a settlement with respect to the introduction of generic versions of Adalat CC. As a result of the FTC settlement, the agreements between the Company and Elan related to the Company's in-licensing of Elan's generic versions of Adalat CC were dissolved. Consequently, the Company's long-term obligation to make minimum license payments to Elan under these agreements was terminated. The Company had been in negotiations to have Elan reacquire the rights to its generic versions of Adalat CC that had been sold to Biovail. As there had been no meaningful progress to these negotiations as at December 31, 2002, and as Biovail was unable to ascertain the eventual outcome of these negotiations, Biovail determined that the net book value of the generic Adalat CC product rights of $55,787,000, net of the corresponding long-term obligation to Elan of $33,381,000, should be written off. In December 2002, the Company recorded a related charge of $22,406,000. In June 2003, the Company settled with Elan (as described in note 18 — Settlements).

  In 2002, the Company recorded other-than-temporary declines in the values of its investment in Depomed and other investments of $7,398,000 and $676,000, respectively, and recorded other asset write-downs of $1,464,000.

18.   SETTLEMENTS

  Pfizer Inc. ("Pfizer"), Bayer AG, Bayer Corporation, Teva Pharmaceuticals USA, Inc., Mylan Pharmaceuticals Inc. ("Mylan"), Mylan Laboratories Inc.

  In June 2003, the Company negotiated an overall settlement with the above captioned entities through which all pending actions relating to generic versions of Procardia XL (Nifedical XL) and Adalat CC, including actions alleging patent infringement and antitrust breaches, were dismissed. The settlement payment comprised the following amounts: (i) a recovery for the profit lost by the Company on sales of Nifedical XL; (ii) compensation for the value of dated Nifedical XL in inventory; (iii) a reduction of legal and other expenses incurred by the Company during the six months ended June 30, 2003; and (iv) interest. In connection with the settlement, the Company was granted a royalty-free, non-exclusive sublicense to U.S. Patent No. 4,264,446.

  Elan

  In June 2003, the Company settled with Elan with respect to the termination of the Company's rights to Elan's 30 mg and 60 mg generic versions of Adalat CC. In consideration, the parties agreed to settle certain amounts that were owed between them. The net settlement payment from Elan comprised a reimbursement for certain charges related to the supply of these products.

  Eli Lilly and Company ("Lilly")

  In March 2003, the Company negotiated a full and final settlement with Lilly with respect to Lilly's breach of contract due to its inability to supply Keftab to the Company and, as a result, the Company returned all of its right, title and interest in Keftab to Lilly. The settlement payment comprised the following amounts: (i) a recovery of the gross profit lost by the Company on account of Lilly's recall of Keftab and a share of the value of the Keftab product right that was written off by the Company in December 2001; (ii) the recoverable value of the Keftab product right recorded in intangible assets; (iii) compensation for the value of the destroyed Keftab inventory recorded as a long-term receivable from Lilly; (iv) a reimbursement for legal and other expenses incurred by the Company during the three months ended March 31, 2003; and (v) interest.

  Mylan

  In March 2003, an arbitration tribunal awarded the Company damages with respect to Mylan's breach of contract relating to its failure to supply verapamil (generic Verelan) to the Company. The settlement payment comprised the following amounts: (i) a recovery of the profit lost by the Company on sales of its generic version of Verelan; (ii) a reimbursement for legal expenses incurred by the Company during the three months ended March 31, 2003; and (iii) interest.

  During 2003, in relation to the matters described above, the Company recorded settlement payments of $34,055,000, mainly related to the Company's lost profits on sales of Nifedical XL, Keftab and its generic version of Verelan, and additional payments of $16,229,000, mainly related to a reduction in cost of goods sold, a reimbursement of legal and other expenses, and interest income. In addition, the Company recorded $14,554,000 of the settlement payment from Lilly as a reduction to assets related to the recoverable value of the Keftab product right and the value of the destroyed Keftab inventory.

19.   INCOME TAXES

  The components of the provision for (recovery of) income taxes are as follows:

	2004	2003	2002
Current
Domestic	$485	$400	$1,250
Foreign	8,465	(4,400)	20,250

	8,950	(4,000)	21,500
Deferred
Domestic	—	—	—
Foreign	—	—	—

	—	—	—

	$8,950	$(4,000)	$21,500

  The reported provision for, or recovery of, income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income or loss before provision for, or recovery of, income taxes. The reasons for this difference and the related tax effects are as follows:

	2004	2003	2002
Income (loss) before provision for (recovery of) income taxes	$169,944	$(31,265)	$109,295
Expected Canadian statutory rate	36.5%	34.1%	39.4%

Expected provision for (recovery of) income taxes	62,030	(10,661)	43,084
Non-deductible amounts
Amortization	23,472	45,343	26,130
Acquired research and development	3,154	42,530	66,125
Equity loss	1,525	344	—
Foreign tax rate differences	(163,648)	(143,719)	(126,862)
Unrecognized income tax benefit of losses	78,991	56,606	9,347
Other	3,426	5,557	3,676

	$8,950	$(4,000)	$21,500

  The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

  Deferred income taxes have been provided for on the following temporary differences:

	2004	2003
Deferred tax assets
Tax loss carryforwards	$165,113	$101,132
Scientific Research and Experimental Development pool	37,991	32,471
Provisions	33,982	25,576
Investment tax credits	27,552	23,739
Plant, equipment and technology	12,457	7,710
Deferred financing and share issue costs	6,701	14,125
Intangible assets	—	4,687
Other	4,667	4,079

Total deferred tax assets	288,463	213,519
Less valuation allowance	(284,080)	(207,932)

Net deferred tax assets	4,383	5,587

Deferred tax liabilities
Prepaid expenses	2,642	2,729
Intangible assets	1,043	1,147
Other	698	1,711

Total deferred tax liabilities	4,383	5,587

Net deferred income taxes	$—	$—

  The realization of deferred tax assets is dependent on the Company generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the deferred tax assets that the Company determined is more likely than not to remain unrealized based on estimated future taxable income and tax planning strategies. In 2004 and 2003, the valuation allowance increased by $76,148,000 and $91,411,000, respectively. The increases in the valuation allowance were mainly related to accumulated tax losses and tax credit carryforwards.

  At December 31, 2004, the Company had accumulated tax losses of approximately $3,300,000 available for federal purposes and approximately $29,900,000 available for provincial purposes in Canada, which expire in 2008 and 2009. The Company also had approximately $27,500,000 of unclaimed Canadian investment tax credits, which expire from 2005 to 2014. These losses and investment tax credits can be used to offset future years' taxable income and federal tax, respectively.

  In addition, the Company has pooled Scientific Research and Experimental Development ("SR&ED") expenditures amounting to approximately $104,400,000 available to offset against future years' taxable income from its Canadian operations, which may be carried forward indefinitely.

  The eventual settlement of the Company's U.S. dollar denominated Notes will likely result in a foreign exchange gain or loss for Canadian income tax purposes. The amount of this gain or loss will depend on the exchange rate between the U.S. and Canadian dollars at the time the Notes are settled. At December 31, 2004, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $130,000,000. If the Notes had been settled at December 31, 2004, one-half of this foreign exchange gain would have been included in the Company's taxable income, which would have resulted in a corresponding reduction in the Company's available Canadian operating losses, SR&ED pool and/or investment tax credit carryforward balances disclosed above. The eventual settlement of the Notes will not result in a foreign exchange gain or loss being recognized in the Company's consolidated financial statements, as these statements are prepared in U.S. dollars.

  At December 31, 2004, the Company has accumulated tax losses of approximately $409,600,000 for federal and state purposes in the United States, which expire from 2007 to 2024. These losses can be used to offset future years' taxable income. There may be limitations on the annual utilization of these losses as a result of certain changes in ownership that have occurred, or that may occur in the future.

20.   EARNINGS OR LOSS PER SHARE

  Earnings (loss) per share were calculated as follows:

	2004	2003	2002
Net income (loss)	$160,994	$(27,265)	$87,795

Basic weighted average number of common shares outstanding (000s)	159,115	158,516	151,960
Dilutive effect of stock options (000s)	143	—	2,511
Dilutive effect of warrants (000s)	—	—	5,992

Diluted weighted average number of common shares outstanding (000s)	159,258	158,516	160,463

Basic earnings (loss) per share	$1.01	$(0.17)	$0.58
Diluted earnings (loss) per share	$1.01	$(0.17)	$0.55

  In 2003, all stock options were excluded from the calculation of diluted loss per share, as the effect of including them would have been anti-dilutive. The potential dilutive effect of stock options on the weighted average number of common shares outstanding was as follows:

2003
Basic weighted average number of common shares outstanding (000s)	158,516
Potential dilutive effect of stock options (000s)	1,403

Adjusted weighted average number of common shares outstanding (000s)	159,919

21.   CASH FLOW INFORMATION

  Changes in operating assets and liabilities

  Increases (decreases) in cash flows from operations as a result of changes in operating assets and liabilities were as follows:

	2004	2003	2002
Accounts receivable	$29,396	$15,926	$(93,241)
Inventories	(26,108)	(30,023)	(14,643)
Deposits and prepaid expenses	(636)	3,156	(12,265)
Accounts payable	(26,281)	(3,590)	35,717
Accrued liabilities	(21,375)	(649)	47,578
Income taxes payable	428	(10,958)	17,618
Deferred revenue	4,401	(7,166)	(22,699)

	$(40,175)	$(33,304)	$(41,935)

  Non-cash investing and financing activities

  There were no non-cash investing and financing activities in 2004. In 2003, non-cash investing and financing activities included the long-term obligation of $17,497,000 related to the acquisition of Ativan® and Isordil®, and the subscription to $8,929,000 Series D Preferred Units of Reliant in repayment of a portion of the loan receivable from Reliant. In 2002, non-cash investing and financing activities included long-term obligations of $99,620,000 and $69,961,000 related to the acquisitions of Vasotec® and Vaseretic®, and Wellbutrin® and Zyban®, respectively, as well as the long-term obligation of $80,656,000 related to the amendments to the Zovirax distribution agreement.

  Cash paid during the year

	2004	2003	2002
Interest	$32,594	$31,187	$14,899
Income taxes	8,195	7,862	5,063

22.   MARKETING AND DISTRIBUTION AGREEMENTS

  Teva

  In September 2004, Biovail resolved its pending arbitration with Teva and its affiliates related to a dispute over its existing distribution agreement with Teva. Under the terms of the settlement agreements entered into, Biovail granted Teva a four-year extension to the 10-year supply term for each of Biovail's generic products currently marketed by Teva and Biovail sold Teva two extended-release generic products under development. In consideration, Biovail's selling price to Teva for each generic product will be increased for the remainder of the extended supply term. In addition, Teva will pay Biovail up to $9,300,000, subject to certain milestones. At the date of settlement, Biovail was entitled to receive $6,800,000 of this amount, of which $6,300,000 was deferred and is being recognized over the remaining extended supply term. Biovail will only recognize the remaining $2,500,000 if the milestones are achieved.

  Biovail also granted Teva an option to acquire one additional generic product under development. If Teva elects to exercise this option, it will pay Biovail up to $2,500,000, subject to certain milestones. Biovail will only recognize this amount if the milestones are achieved. Biovail will complete the development of this product and will retain the exclusive manufacturing rights to this product. Subject to approval by the FDA, Biovail will be entitled to a share of the profit on Teva's net sales of this product for 10 years from the date of first commercial sale.

  Biovail also entered into an agreement with Teva that provides for the supply of diltiazem HCl (the active ingredient in Cardizem® and Tiazac®) by Teva to Biovail until December 31, 2009.

  GSK

  In October 2001, Biovail and GSK entered into an agreement for the development and license of Wellbutrin XL and the co-promotion of Wellbutrin SR. Under the terms of this agreement, Biovail licensed Wellbutrin XL to GSK for sale and distribution on a worldwide basis, excluding Canada. Biovail and GSK collaborated to complete the development of Wellbutrin XL and to obtain FDA approval for this product. In addition, GSK and Biovail co-promoted GSK's Wellbutrin SR in the United States during the period from January 1, 2002 to March 31, 2003. In consideration for the activities undertaken by Biovail under this agreement, GSK committed to pay Biovail up to $61,500,000 in six quarterly increments. The first increment of $11,500,000 was related to the development of Wellbutrin XL. During 2002, Biovail completed the development of Wellbutrin XL and recognized the first increment in research and development revenue. The five remaining quarterly increments, of up to $10,000,000 each, related to the co-promotion of Wellbutrin SR in the United States. The receipt of each of these increments was dependent on Biovail performing prescribed detailing activity related to the co-promotion of Wellbutrin SR, and the amount was determined based on a percentage of net sales of Wellbutrin SR in the United States during each quarter. Biovail received the full amount of these increments in each of the four quarters of 2002 and the first quarter of 2003.

  GSK filed an NDA for Wellbutrin XL in August 2002 and received FDA approval for this product in August 2003. Biovail is the exclusive manufacturer and supplier of Wellbutrin XL to GSK on a worldwide basis. The supply price for trade product during each calendar year is determined based on an increasing tiered percentage of GSK's net selling prices (after taking into consideration GSK's provisions for estimated discounts, returns, rebates and chargebacks). The supply prices for sample product are fixed based on contractually agreed prices.

  Reliant

  In November 2002, Biovail and Reliant entered into a co-promotion agreement to co-promote Biovail's Zovirax, Teveten®, Teveten® HCT, Rondec, Cedax and Cardizem® LA products. Biovail and Reliant would detail these products to physicians in the United States during the period from October 1, 2002 to December 31, 2005. In addition, Biovail would spend a minimum prescribed amount on advertising and sales promotion of these products. In consideration of Reliant's co-promotion activities under this agreement, Biovail would pay Reliant a tiered co-promotion fee based on a percentage of the quarterly net sales of these products.

  Commencing on June 30, 2003, each of Biovail and Reliant had the right to terminate this agreement for any reason. In the event that either party terminated this agreement, Biovail could elect to either pay Reliant a termination fee, or continue to pay Reliant trailing royalties on sales of the co-promoted products through to December 31, 2008. In the event that Biovail elected to continue to pay Reliant these royalties, Reliant could elect to terminate the payment of these royalties on the withdrawal from the market or sale of any of the products, in which case Biovail would pay Reliant the termination fee. This agreement was to expire on December 31, 2008.

  Effective April 1, 2003, Biovail and Reliant amended certain terms of this agreement, such that Reliant was responsible for one-half of certain advertising and sales promotion costs incurred during 2003 related to the co-promoted products. Accordingly, Biovail's selling, general and administrative expenses in 2003 were recorded net of a reimbursement of $25,000,000 received from Reliant. The amended terms also increased the tiered co-promotion fee payable to Reliant.

  Effective December 31, 2003, Biovail and Reliant mutually agreed to terminate the co-promotion agreement (as amended). Consequently, Biovail recorded a charge of $61,348,000 to extinguish its trailing royalty obligation to Reliant.

  In connection with the co-promotion agreement, Biovail, together with certain of Reliant's existing lenders, established a $115,000,000 secured credit facility in favour of Reliant. Biovail committed to fund up to $70,000,000 of this credit facility. Interest was calculated daily on the outstanding advances at U.S. prime plus a margin of 2%. Coincident with the termination of the co-promotion agreement, Reliant elected to prepay all of the outstanding advances, plus accrued interest of $3,195,000. In December 2003, Reliant paid Biovail $64,266,000 in cash and, in exchange for the remaining $8,929,000 owing, Biovail agreed to subscribe to Series D Preferred Units of Reliant (as described in note 9 — Long-Term Investments).

23.   RESEARCH AND DEVELOPMENT COLLABORATIONS

  In the ordinary course of business, the Company enters into research and development collaborations with third parties to provide formulation and other services for its products under development. These collaborations target the Company's therapeutic areas of focus — cardiovascular (including Type II diabetes), pain management and central nervous system, and typically include formulation and product-development services being rendered by the developer. The developer may utilize its own technology, and, in other cases, the Company will allow access to its technology for the formulation and development of the product(s). In some cases, the Company has an ownership interest or an option to take an ownership position in the developer. In no case is the Company responsible for any of the developers' third-party liabilities, nor has the Company guaranteed any debts, nor is the Company required under any circumstances to exercise any of its options.

  These third-party developers are typically compensated on the basis of fees for service, milestone payments, royalties from the future sales of the products under development, or some combination of these bases. In addition, in the ordinary course of business, the Company may enter into research and development collaborations with third parties whereby the Company may provide contract research, formulation development and other services to those third parties. The Company is typically compensated on the basis of fees for service, milestone payments, royalties from future sales of the product(s), or some combination of these bases.

  Ethypharm

  In April 2002 (as amended in September 2003 and February 2004), Biovail licensed from Ethypharm the rights to market Tramadol ODT and Tramadol/APAP, as well as four other products in the United States, Canada and Mexico. Biovail will pay Ethypharm a milestone payment of $1,000,000 if Tramadol ODT is approved by the FDA, and a royalty on any future sales of Tramadol/APAP. Biovail will also pay up to $45,000,000 in milestone payments on the first regulatory approval of the four other products within the United States, Canada or Mexico, as well as royalties on any future sales of these products. Biovail has also entered into a cross-license agreement with Ethypharm, whereby the two companies grant to each other non-exclusive licenses to use Biovail's CEFORM™ technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products. Biovail has not made any milestone payments to Ethypharm.

  Depomed

  In May 2002, Biovail obtained from Depomed the rights to manufacture and market 500 mg tablets of Glumetza™ in the United States and Canada. Glumetza™ is a once-daily, extended-release formulation of metformin HCl for the treatment of Type II diabetes. The 500 mg tablets utilize Depomed's Gastric Retention drug delivery technology. Depomed is responsible for completing the clinical development program in support of this product. If this product is approved by the FDA, Biovail will pay Depomed a $25,000,000 milestone fee, as well as royalties on any future sales of this product. Biovail has the option to reduce certain of those royalties for a one-time payment to Depomed of $35,000,000. Biovail has not made any milestone payments to Depomed.

  In April 2004, Biovail and Depomed amended certain terms of the license agreement. Under the amended agreement, Biovail will pay Depomed a royalty on any future sales of Biovail's 1000 mg tablets of Glumetza™, which utilize Biovail's Smartcoat™ drug delivery technology. In exchange, Depomed allowed Biovail to use Depomed's clinical data on the 500 mg tablets to support and accelerate regulatory submissions for Biovail's 1000 mg tablet. In June 2004, the FDA accepted Biovail's NDA submission for Glumetza™ 500 mg and 1000 mg tablets for review. In August 2004, Biovail's New Drug Submission for Glumetza™ was accepted for review by the Canadian Therapeutic Products Directorate. In February 2005, Biovail received an Approvable Letter from the FDA for Glumetza™, which indicated that approval is pending completion of discussions with regard to a manufacturing issue.

  Procyon Biopharma Inc. ("Procyon")

  In January 2002 (as amended in January 2004), the Company licensed from Procyon the rights to manufacture and market Fibrostat in the United States. Fibrostat is a topical therapeutic for scar management. The Company will pay aggregate fees of approximately $7,650,000 to Procyon for the development of Fibrostat, subject to the attainment of certain milestones. If Fibrostat is approved by the FDA, the Company will pay a licensing fee to Procyon of approximately $4,200,000, as well as royalties on any future sales of Fibrostat. Biovail has not paid any fees to Procyon.

  In January 2005, Procyon announced the results of a Phase IIb clinical trial with Fibrostat, which indicated that although Fibrostat was safe and well tolerated, it did not have the desired efficacy. Biovail is currently reviewing the results of the Phase IIb study.

  Flamel Technologies S.A. ("Flamel")

  In February 2003, Biovail licensed from Flamel the rights to manufacture and market an oral solid controlled-release formulation of acyclovir, for the treatment of episodic and recurrent genital herpes infections, in the United States and Canada. Biovail paid Flamel a non-refundable up-front payment of $500,000, and Biovail was to pay Flamel up to $6,500,000 on the achievement of certain developmental milestones, as well as royalties on any future sales of this product. Biovail did not make any milestone payments to Flamel.

  Under the license agreement, Biovail was responsible for the clinical program required for FDA approval of the product. After meeting with the FDA on several occasions, it was determined that the extent of the clinical program and the resultant costs increased substantially relative to Biovail's original estimate and, for this reason, Biovail elected not to initiate this program. Biovail was in discussions with Flamel regarding the clinical program when, in March 2005, Flamel decided to terminate the license agreement with Biovail.

24.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations and related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

  Because it cannot currently predict or foresee the outcome of the legal proceedings it is involved in, or reasonably estimate the amount of any losses that may result from these proceedings, the Company has not accrued for any loss contingencies related to these proceedings at December 31, 2004. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's results of operations, financial position and cash flows.

  Intellectual property

  RhoxalPharma Inc. ("RhoxalPharma") has filed an Abbreviated New Drug Submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac® (120 mg, 180 mg, 240 mg, 300 mg and 360 mg). The Company has two patents listed in the Patent Registry and has instituted legal proceedings that will prohibit the issuance of a Notice of Compliance to RhoxalPharma until said proceedings are concluded, or until the expiry of 24 months from the date of the Notice of Allegation, whichever is earlier.

  RhoxalPharma has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100 mg and 150 mg). The Company has three patents listed in the Patent Registry and has instituted legal proceedings that will prohibit the issuance of a Notice of Compliance to RhoxalPharma until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier.

  Novopharm Limited ("Novopharm") has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100 mg and 150 mg). The Company has three patents listed in the Patent Registry and had instituted legal proceedings with respect to two of the three listed patents. On January 6, 2005 the Court issued a decision finding that Novopharm's formulations do not infringe the listed patents. The decision has been appealed, but that appeal process did not prevent the issuance of a Notice of Compliance to Novopharm.

  PharmaScience Inc. ("PharmaScience") has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100 mg and 150 mg). The Company has three patents listed in the Patent Registry and has instituted legal proceedings that will prohibit the issuance of a Notice of Compliance to PharmaScience until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier.

  Torpharm, Inc. ("Torpharm") has filed an Abbreviated New Drug Application ("ANDA") in the United States, seeking approval for a generic version of Cardizem® CD (120 mg, 180 mg, 240 mg and 300 mg). The Company has instituted legal proceedings pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Torpharm until the earliest of 30 months after the filing of the legal suit, a court decision of non-infringement or patent invalidity or a court decision to abbreviate the 30-month stay.

  Torpharm has filed an ANDA in the United States, seeking approval for a generic version of Tiazac® (120 mg, 180 mg, 240 mg, 300 mg and 360 mg). The Company has instituted legal proceedings pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Torpharm until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

  Anchen Pharmaceuticals Inc. ("Anchen") has filed an ANDA in the United States, seeking approval for a generic version of Wellbutrin XL (150 mg and 300 mg). The Company has instituted legal proceedings pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Anchen until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

  Abrika LLLP ("Abrika") has filed an ANDA in the United States, seeking approval for a generic version of Wellbutrin XL (150 mg and 300 mg). The Company has instituted legal proceedings pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Abrika until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

  Impax Laboratories Inc. ("Impax") has filed an ANDA in the United States, seeking approval for a generic version of Wellbutrin XL (150 mg and 300 mg). The Company has instituted legal proceedings pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Impax until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

  Product liability

  Biovail Pharmaceuticals, Inc. ("BPI") has been named in two Complaints alleging personal injuries arising from Plaintiffs' use of Dura-Vent, a product containing phenylpropanolamine ("PPA") and formerly marketed by BPI. One case has been dismissed without prejudice while the Company has never been served with a summons in the second case, which is not being prosecuted against the Company. The Company believes that these claims are without merit and, in the event these actions proceed further, they will be vigorously defended.

  Antitrust

  Several class action complaints have been filed against the Company in which the Plaintiffs have alleged that Biovail has improperly impeded the approval of a generic form of Tiazac®. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the position of the Company is that it is not responsible for Andrx Corporation's ("Andrx") inability to receive timely final marketing approval from the FDA for its generic Tiazac® considering that the Andrx product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company. The Company has filed its Motion for Summary Judgment seeking to dismiss those of the actions pending in federal court. In the meantime, similar cases pending in the state court in California have been stayed.

  Several class action suits have been commenced jointly against the Company, Elan and Teva relating to an agreement between the Company and Elan for the in-licensing of Adalat CC products from Elan. The agreement in question has since been dissolved as a result of a settlement agreement with the FTC. Biovail believes these suits are without merit since, among other things, any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company has filed an extensive Motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "end-payors" without prejudice. The consumer and "end-payor" claims were re-filed in California state court. The actions will proceed on their merits through normal legal process.

  Securities Class Actions

  In the fourth quarter of 2003, a number of Securities Class Action Complaints were filed naming Biovail and certain officers. The Complaints allege the Defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. More specifically the Complaints allege that Biovail and certain of its officers made materially false and misleading statements during certain specified periods of time.

  The Plaintiffs filed a Consolidated Amended Class Action Complaint to which the Company responded by filing a Motion to dismiss. The Court has denied the Company's motion to dismiss. The action will proceed on its merits through normal legal process.

  Defamation and tort

  On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action naming as Defendants the Company and certain officers thereof, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants to the Company), in which the Plaintiff has alleged that he was defamed by the Defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

  The Company filed a motion for summary dismissal of this action. The Court has dismissed a number of claims, with the remaining claims to proceed through the litigation process on the merits.

  General civil actions

  Complaints have been filed by the City of New York, the State of Alabama and the New York State Counties of Onondaga, Rockland, Erie and Westchester, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in overpayments by the plaintiffs for pharmaceutical products sold by the companies. However, given the paucity of Biovail products at issue and the very brief time frame in respect of such sales, the Company anticipates that even if the actions were successful, any recovery against Biovail would likely not be material.

  Governmental and regulatory enquiries

  The Company has received notification from the U.S. Attorney, District of Massachusetts, on behalf of the U.S. Office of the Inspector General ("OIG") of Health and Human Services that a preliminary administrative inquiry has been initiated into the Company's clinical experience and marketing programs related to Cardizem® LA. The Company is providing the OIG its full cooperation in this inquiry.

  On November 20, 2003, the Company received a notification from the SEC indicating that the Commission would be conducting an informal inquiry relating to the Company's financial performance for the fiscal year 2003. On March 3, 2005, the Company received a subpoena from the SEC. The subpoena reflects the fact that the Commission has entered a formal order of investigation. The subpoena seeks information about the Company's financial performance for the fiscal year 2003, but the scope of the investigation is broader, and the period under review now goes back to June 2001. The Company is providing the SEC with its full cooperation.

  The Company received requests for information from the Ontario Securities Commission ("OSC") as part of the OSC's continuous disclosure review of public companies. The Company cooperated with the OSC in providing the requested information in respect of these enquiries. In addition, the Company received notification that the OSC "is conducting a routine enquiry into the trading of Biovail Corporation" securities prior to the issuance of press releases on October 3, 2003, which provided guidance for the third quarter, and October 30, 2003, which reported the financial results for the third quarter. Subsequently, the Company has received further requests for information and documentation. The Company is providing the OSC with its full cooperation.

25.   CONTRACTUAL OBLIGATIONS

  Operating lease commitments

  The Company leases certain facilities, vehicles and equipment under operating leases. Rental expense was approximately $10,300,000, $7,800,000 and $5,000,000 in 2004, 2003 and 2002, respectively.

  Minimum future rental payments under non-cancelable operating leases for the years ending December 31 are as follows:

2005	$9,900
2006	9,200
2007	8,100
2008	6,600
2009	4,700
Thereafter	20,100

Total minimum future rental payments(1)	$58,600

  (1)
  Minimum future rental payments have not been reduced by the following sublease rentals due under a non-cancelable sublease: 2005 — $188,000; 2006 — $288,000; 2007 — $301,000; and 2008 — $102,000.

  Contingent milestone payments

  The Company may be required to make the following milestone payments under research and development collaborations with third parties. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. Because it is uncertain if and when these milestones will be achieved, the Company has not accrued for these payments at December 31, 2004.

	Third-party collaborator	Amount
Tramadol ODT, and four other products	Ethypharm	$46,000
Glumetza™	Depomed	25,000
Athpharma products	Athpharma	24,200
Pharma Pass products	PPII	14,235
Fibrostat	Procyon	11,850
Colonic Delivery System products	PPII	10,000
Other	Other	2,400

		$133,685

  Purchase obligations

  In connection with the acquisition of Ativan® and Isordil® (as described in note 3 — Disposition and Acquisitions of Intangible Assets), Biovail will pay Wyeth a $20,000,000 additional rights payment, increasing at 10% per annum, on the approval by the FDA of the first Ativan® line extension product that may be developed by Biovail. This payment has not been recorded as a liability at December 31, 2004, and it is in addition to the Ativan® and Isordil® fixed annual payments recorded in long-term obligations.

  In connection with the manufacture and supply of Vasotec® and Vaseretic®, Biovail is obligated to make semi-annual payments to Merck for minimum product quantities (regardless of the actual product supplied). The remaining payments are due semi-annually, on April 1 and October 1 of each year, in the following gross annual amounts: 2005 — $3,810,000; and 2006 — $3,589,000. These payments have not been recorded as liabilities at December 31, 2004, and they are in addition to the Vasotec® and Vaseretic® minimum fixed royalty payments recorded in long-term obligations.

26.   SEGMENT INFORMATION

  The Company operates in one operating segment — the development and commercialization of pharmaceutical products. Management assesses performance and makes resource decisions based on the consolidated results of operations of this operating segment. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products and, accordingly, they are included with pharmaceutical products for purposes of segment reporting.

  Geographic information

  The following table displays revenue and long-lived assets by geographic area:

	Revenue(1)			Long-lived assets(2)
	2004	2003	2002	2004	2003	2002
Canada	$110,511	$124,800	$62,848	$108,988	$114,660	$94,519
United States and Puerto Rico	767,562	692,853	713,615	184,793	182,495	271,122
Barbados and other Caribbean	—	—	9,533	1,007,448	1,071,082	1,039,868
Other countries	8,470	6,069	2,029	27,134	28,539	27,340

	$886,543	$823,722	$788,025	$1,328,363	$1,396,776	$1,432,849

  (1)
  Revenue is attributed to countries based on the location of the customer.

  (2)
  Consists of property, plant and equipment, goodwill, intangible and other assets, net of depreciation and amortization. Property, plant and equipment are attributed to countries based on their physical location, goodwill is attributed to countries based on the location of the related acquired business, and intangible and other assets are attributed to countries based on ownership rights.

  Major customers

  The following table identifies external customers that accounted in 2004 for 10% or more of the Company's total revenue:

	Percentage of total revenue
	2004	2003	2002
Customer A	36%	9%	7%
Customer B	17	13	23
Customer C	13	17	11

27.   COMPARATIVE FIGURES

  Certain of the prior years' figures have been reclassified to conform to the presentation adopted in 2004.

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